SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Docusign Envelope ID: 4FAF218C-1AD4-8B02-82E5-8FA19CB90819

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

INTERIM FINANCIAL INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

AS OF MARCH 31, 2026
AND INDEPENDENT AUDITOR'S REPORT

Docusign Envelope ID: 4FAF218C-1AD4-8B02-82E5-8FA19CB90819

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of
Companhia Siderúrgica Nacional
Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), identified as parent company and consolidated, contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2026, which comprise the balance sheet as of March 31, 2026 and the related statements of income, comprehensive income, for three and three-month period then ended and changes in shareholder's equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

2

Docusign Envelope ID: 4FAF218C-1AD4-8B02-82E5-8FA19CB90819

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Other matters

Statement of Value Added

The previously mentioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the three-month period ended March 31, 2026, prepared under the responsibility of the Company's management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole.

Barueri, May 13, 2026.

Forvis Mazars Auditores Independentes - Sociedade Simples Ltda.
CRC 2 SP023701/O-8

Assinado por:
Danhiel Augusto Reis
Danhiel Augusto Reis
CRC 1SP254522/O-0

3

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	03/31/2026	12/31/2025	03/31/2026	12/31/2025		Notes	03/31/2026	12/31/2025	03/31/2026	12/31/2025
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	4	12,822,834	14,421,022	1,785,070	3,529,453	Borrowings and financing	13	9,075,555	10,428,559	4,957,784	6,190,764
Financial investments	5	616,711	642,715	427,506	380,974	Payroll and related taxes		579,876	549,940	189,202	183,695
Trade receivables	6	2,897,876	2,397,033	2,101,001	1,702,245	Trade payables	16	6,531,907	7,162,929	4,321,780	3,941,596
Inventory	7	10,170,174	10,455,500	6,283,569	6,205,488	Tax payables		771,441	736,075	161,476	93,023
Recoverable taxes	8	1,666,038	1,376,434	564,702	511,925	Labor and civil provisions	20	56,009	61,455	35,235	40,225
Other current assets	9	1,218,235	1,037,925	1,215,900	1,867,765	Dividends and interest on equity payable	18	1,140,000	358,039	6,047	6,059
Total current assets		29,391,868	30,330,629	12,377,748	14,197,850	Contracts liabilities	17	4,530,955	4,347,937	563,043	481,905
						Trade payables – forfaiting	16.a	2,410,807	2,905,018	1,606,945	1,924,285
Non-Current						Other payables	18	1,385,393	1,524,447	1,039,713	1,038,720
Long-term realizable asset						Total current liabilities		26,481,943	28,074,399	12,881,225	13,900,272
Financial investments	5	25,867	25,257
Deferred taxes assets	19.b	7,104,779	7,100,375	4,939,182	4,885,921	Non-Current
Inventory	7	2,136,768	2,073,526			Borrowings and financing	13	41,359,574	42,495,988	20,349,833	21,285,656
Recoverable taxes	8	3,782,617	3,976,900	2,722,201	2,740,860	Deferred taxes assets	19.b	571,484	589,451
Other non-current assets	9	3,416,247	3,851,362	4,404,637	4,756,511	Provision for tax, social security, labor, civil and environmental risks	20	867,359	812,721	307,966	300,951
		16,466,278	17,027,420	12,066,020	12,383,292	Employee benefits		423,086	402,415	389,689	379,160
						Provisions for environmental liabilities and decommissioning	21	1,217,461	1,187,609	110,674	111,789
Investments	10	8,181,651	8,292,026	24,777,044	24,855,198	Provision for investment losses	10			11,175,357	11,446,531
Property, plant and equipment	11	34,133,001	33,919,169	10,818,058	10,729,570	Contracts liabilities	17	9,787,198	9,026,766	648,970	738,099
Intangible assets	12	10,955,538	11,006,125	75,150	65,956	Other payables	18	2,525,948	2,249,670	1,400,545	1,193,349
Total non-current assets		69,736,468	70,244,740	47,736,272	48,034,016	Total non-current liabilities		56,752,110	56,764,620	34,383,034	35,455,535

						Shareholders’ equity	23
						Paid-up capital	23.a	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		1,758,328	2,056,970	1,758,328	2,056,970
						Legal reserves		-		-
						Earnings reserves		-		-
						Net income/(loss)		(818,520)	(202,989)	(818,520)	(202,989)
						Other comprehensive income		1,669,953	782,078	1,669,953	782,078
						Total shareholders' equity of controlling shareholders		12,849,761	12,876,059	12,849,761	12,876,059
						Earnings attributable to the non-controlling interests		3,044,522	2,860,291
						Total shareholders' equity		15,894,283	15,736,350	12,849,761	12,876,059
TOTAL ASSETS		99,128,336	100,575,369	60,114,020	62,231,866	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		99,128,336	100,575,369	60,114,020	62,231,866
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)
			Consolidated		Parent Company
	Notes	03/31/2026	03/31/2025	03/31/2026	03/31/2025

Net Revenue	25	10,603,772	10,907,629	3,843,218	4,490,324
Cost from sale of goods and services rendered	26	(8,081,068)	(8,375,386)	(3,696,417)	(4,203,998)
Gross profit		2,522,704	2,532,243	146,801	286,326

Operating (expenses)/income		(2,228,360)	(1,644,606)	(687,136)	(474,321)
Selling expenses	26	(1,096,940)	(1,060,232)	(173,136)	(205,282)
General and administrative expenses	26	(240,963)	(217,398)	(89,101)	(88,214)
Equity in results of affiliated companies	10	23,777	78,434	283,911	89,377
Other operating (expenses)/income, net	27	(914,234)	(445,410)	(708,810)	(270,202)
Other operating income		6,431	65,764	37,220	45,243
Other operating expenses		(920,665)	(511,174)	(746,030)	(315,445)

Income before financial income (expenses)		294,344	887,637	(540,335)	(187,995)
Financial income (expenses), net	28	(1,306,852)	(1,850,347)	(612,134)	(784,539)
Financial income		327,574	555,057	219,676	248,352
Financial expenses		(1,543,035)	(1,700,408)	(676,729)	(651,894)
Other financial items, net		(91,391)	(704,996)	(155,081)	(380,997)

Income before income taxes		(1,012,508)	(962,710)	(1,152,469)	(972,534)
Income tax and social contribution	19	457,485	231,130	536,938	353,388

Net income for the exercise		(555,023)	(731,580)	(615,531)	(619,146)

Attributable to:
Earnings attributable to the controlling interests		(615,531)	(619,146)	(615,531)	(619,146)
Earnings attributable to the non-controlling interests		60,508	(112,434)

Loss basic and diluted per share (in R$)	23.g			(0.41854)	(0.46689)
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	03/31/2026	03/31/2025	03/31/2026	03/31/2025

Net cash from operating activities		(776,501)	(1,153,595)	(214,844)	(295,740)
Cash flow from operating activities		930,782	513,588	(93,419)	250,390
Earnings attributable to the controlling interests		(615,531)	(619,146)	(615,531)	(619,146)
Earnings attributable to the non-controlling interests		60,508	(112,434)
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	28	928,280	1,021,836	407,805	449,426
Financial charges in borrowing and financing granted		(55,241)	(95,345)	(93,842)	(76,950)
Charges on lease liabilities	16	31,084	25,139	829	884
Equity in results of affiliated companies	10	(23,777)	(78,434)	(283,911)	(89,377)
Deferred taxes assets	20.b	(572,776)	(434,902)	(536,938)	(353,388)
Provision for tax, social security, labor, civil and environmental risks		62,401	15,428	2,026	(1,203)
Exchange, Monetary and Cash Flow Hedge		(62,632)	(172,559)	674,007	648,834
Write-off of property, plant and equipment right to use and Intangible assets	11, 12, 13 and 16	2,024	(12,886)	39,223	(14,177)
Provision for environmental liabilities and decommissioning of assets		29,851	44,720	(1,115)	(2,005)
Updated shares – Fair value through profit or loss	28	(46,230)	(50,772)	(46,698)	(50,772)
Depreciation, amortization and depletion	10,11 e 12	1,155,156	999,188	331,852	354,424
Accrued/(reversal) for consumption and services		(13,019)	(34,048)	873	(820)
Others		50,684	17,803	28,001	4,660
Changes in assets and liabilities		(1,707,283)	(1,667,183)	(121,425)	(546,130)
Trade receivables - third parties		(447,284)	547,478	(194,829)	207,299
Trade receivables - related party		(45)	(2,768)	(140,786)	(177,145)
Inventory		104,569	(3,243)	(78,081)	124,025
Dividends and receivables - related parties			1,317	744,407	(107,805)
Recoverable taxes		(95,320)	(76,918)	(34,118)	17,092
Judicial deposits		(1,648)	10,791	1,154	891
Trade payables		(554,587)	(393,885)	379,840	(219,682)
Trade payables – Forfaiting and Drawee risk		(490,496)	147,404	(317,339)	299,606
Tax payables		69,810	(98,078)	73,187	(48,821)
Payables to related parties		(65,086)	(23,179)	(25,841)	2,878
Costumers advances under mineral and energy contracts		867,195	(737,841)	(89,129)	(239,355)
Interest paid	14.a	(878,933)	(962,355)	(352,651)	(350,492)
Receipts/(Payments) from hedging operations, cash flow and derivatives		(212,779)	(72,572)	(31,098)	(16,908)
Other liabilities		(2,679)	(3,334)	(56,141)	(37,713)

Net cash investment activities		(626,080)	(1,182,781)	9,095	(1,108,438)
Investments / AFAC / Acquisitions of Shares		(95,365)	(23,600)	(81,636)	(36,600)
Purchase of property, plant and equipment, intangible assets and investment property	10,11 and 12	(1,125,593)	(1,126,705)	(405,788)	(541,396)
Intercompany loans granted		(6,836)	(20,212)		(540,998)
Intercompany loans received		530,091	1,651	496,820	1,296
Cash received from the acquisition of Gramperfil			13,261
Gramperfil investment acquisition			(35,948)
Financial Investments, net of redemption		71,623	8,772	(301)	9,260
Net cash used in financing activities		(253,326)	(1,214,013)	(1,538,634)	(629,807)
Borrowings and financing raised	14.b	1,859,743	4,954,349	414,296	910,044
Transactions cost - Borrowings and financing			(56,154)		(1,180)
Borrowings and financing – related parties	14.b
Amortization of borrowings and financing	14.b	(2,793,057)	(6,030,948)	(1,716,612)	(1,535,481)
Amortization of borrowings and financing - related parties	14.b			(233,038)
Amortization of leases	16	(92,652)	(81,260)	(3,280)	(3,190)
Dividend anticipation		772,640
Exchange Variation on Cash and Equivalents		57,719	27,598

Increase (decrease) in cash and cash equivalents		(1,598,188)	(3,522,791)	(1,744,383)	(2,033,985)
Cash and equivalents at the beginning of the year		14,421,022	23,310,197	3,529,453	5,666,618
Cash and equivalents at the end of the year		12,822,834	19,787,406	1,785,070	3,632,633
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Revenues
Sales of products and services rendered	12,047,678	12,423,702	4,705,482	5,487,089
Other income/(expenses)	(1,224)	50,998	36,598	44,211
Provision for (reversal of) doubtful debts	4,429	(2,279)	(507)	(1,358)
	12,050,883	12,472,421	4,741,573	5,529,942
Raw materials acquired from third parties
Cost of sales and services	(5,742,105)	(5,875,760)	(3,129,414)	(3,377,006)
Materials, electric power, outsourcing and other	(1,787,609)	(1,576,862)	(626,344)	(450,945)
Impairment/recovery of assets	(162,260)	4,670	(129,507)	4,279
	(7,691,974)	(7,447,952)	(3,885,265)	(3,823,672)
Gross value added	4,358,909	5,024,469	856,308	1,706,270

Retentions
Depreciation, amortization and depletion	(1,155,156)	(999,187)	(331,852)	(354,423)
Value added created	3,203,753	4,025,282	524,456	1,351,847

Value added received
Equity in results of affiliated companies	23,777	78,434	283,911	89,377
Financial income	327,574	555,056	219,676	248,352
Other and exchange gains	477,003	(1,128,729)	42,064	(44,502)
	828,354	(495,239)	545,651	293,227
Value added for distribution	4,032,107	3,530,043	1,070,107	1,645,074

Value added distributed
Personnel and Charges	1,135,673	1,115,768	408,451	410,000
Salaries and wages	895,800	869,604	308,094	306,012
Benefits	188,709	183,750	81,894	78,143
Severance payment (FGTS)	51,164	62,414	18,463	25,845
Taxes, fees and contributions	1,339,200	1,866,390	401,602	863,837
Federal	482,099	911,223	26,029	389,164
State	841,216	949,449	375,573	474,673
Municipal	15,885	5,718
Remuneration on third-party capital	2,112,257	1,279,465	875,586	990,383
Interest	1,413,185	1,269,033	646,602	592,239
Rental	828	2,791	1,711	1,994
Other and exchange losses	698,244	7,641	227,273	396,150
Interest on equity	(555,023)	(731,580)	(615,532)	(619,146)
Income for the year/Retained earnings	(615,532)	(619,146)	(615,532)	(619,146)
Non-controlling interests	60,509	(112,434)
	4,032,107	3,530,043	1,070,107	1,645,074
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)
				Capital	Legal
	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory

Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Total comprehensive income							(2,002,374)	2,606,995	604,621	653,088	1,257,709

Net loss							(2,002,374)			495,648	495,648

Other comprehensive income								2,606,995	2,606,995	157,440	2,764,435
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								50,887	50,887	73	50,960
Cumulative translation adjustments for the year								20,019	20,019		20,019
(Loss)/gain cash flow hedge accounting, net of taxes								2,479,943	2,479,943		2,479,943
Cash flow hedge reclassified to income upon realization, net of taxes								(321,341)	(321,341)		(321,341)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								350,435	350,435	157,367	507,802
Gain on the percentage change in investments								27,052	27,052		27,052
Allocation of profit/(loss) for the year					(1,158,925)	(640,460)	1,799,385			(1,052,242)	(1,052,242)
Dividends approved of subsidiary										(787,905)	(787,905)
Interest on equity approved of subsidiary										(264,337)	(264,337)
Absorption of the loss of the year					(1,158,925)	(640,460)	1,799,385				-
Capital transactions										71,767	71,767
Constitution of subsidiaries in foreign operations										1,170	1,170
Acquisition of stakes in subsidiaries										70,597	70,597
Balances on December 31, 2025	10,240,000	(223,830)	2,248,080	32,720	-	-	(202,989)	782,078	12,876,059	2,860,291	15,736,350
Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720			(202,989)	782,078	12,876,059	2,860,291	15,736,350
Total comprehensive income								887,875	272,344	116,202	388,546

Net loss							(615,531)		(615,531)	60,508	(555,023)
Other comprehensive income								887,875	887,875	55,694	943,569
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								(6,138)	(6,138)		(6,138)
Cumulative translation adjustments for the year								(212,235)	(212,235)		(212,235)
(Loss)/gain cash flow hedge accounting, net of taxes								1,209,621	1,209,621		1,209,621
Cash flow hedge reclassified to income upon realization, net of taxes								(270,718)	(270,718)		(270,718)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								122,115	122,115	55,694	177,809
Gain on the percentage change in investments								45,230	45,230		45,230
Allocation of profit/(loss) for the year					-		(615,531)			-	-
Absorption of the loss of the year
Capital transactions	-		(298,642)	-					(298,642)	68,029	(230,613)
Acquisition of joint venture equity interests
Cancellation of treasury shares of subsidiaries										(101,551)	(101,551)
Acquisition of stakes in subsidiaries										50,979	50,979
Call option on the acquisition of a subsidiary			(298,642)						(298,642)	118,602	(180,040)
Balances as of March 31, 2026	10,240,000	(223,830)	1,949,438	32,720	-		(818,520)	1,669,953	12,849,761	3,044,522	15,894,283

(In thousands of Reals, unless stated otherwise)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, “the Company” or “Parent Company”) is a publicly-held corporation, headquartered in the State capital of São Paulo. Founded on April 9, 1941 during the mandate of former Brazilian president Getúlio Vargas, the Company was privatized in 1993.

CSN, together with its subsidiaries, controlled companies, jointly controlled companies and affiliates (referred to as “the Group” or “CSN Group”), operates across five main business segments:

(i)	Steel industry: production and commercialization of flat and long steels;
(ii)	Mining: extraction, processing and commercialization of iron ore, tin, limestone and dolomite;
(iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products;
(iv)	Energy: generation and sale of energy that is nearly renewably-sourced in entirety; and
(v)	Logistics: participations in railways, port concessions and fleets of road transport vehicles.

CSN is listed on São Paulo’s B3 S.A. – Brasil, Bolsa, Balcão stock exchange (B3) and the NYSE - United States stock exchange under the codes CSNA3 and SID, respectively. Additionally, its subsidiaries CSN Mineração S.A., FTL - Ferrovia Transnordestina Logística S.A., and Companhia Estadual de Geração de Energia Elétrica – CEEE-G, are publicly traded, and CSN Mineração S.A. makes its common shares available for trading on B3 under the code CMIN3.

CSN Group maintains significantly diverse business areas, and is one of Brazil’s largest steel producers. The company is also the second largest exporter of iron ore and a pioneer in the preparation of tailings piles as part of the dam decommissioning process. In is also Brazil’s second largest player in Brazil’s cement sector.

•	Going concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, these financial statements for the period ended March 31, 2026 were prepared based on the assumption of operational continuity.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The individual and consolidated financial statements ("financial statements") were prepared and are presented in accordance with accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC"), and in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently referred to as IFRS Accounting Standards. All relevant information specific to the financial statements is presented herein, this information is exclusively used by the Company's Management in its operations. The consolidated financial statements are identified as “Consolidated”, and the Parent Company’s individual financial statements are identified as “Parent Company”.

(In thousands of Reals, unless stated otherwise)

2.b)	Basis of presentation

The individual and consolidated interim financial information were prepared on a historical cost basis and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. Whenever IFRS and CPCs allow for a choice to be made between the acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of this financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses as of the balance sheet date may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

Interim financial information has been prepared and is presented in accordance with CPC 21 (R1) - "Interim Financial Statement" and IAS 34 - "Interim Financial Reporting" in accordance with the standards established by the CVM. This interim financial information does not include all requirements for annual or complete financial statements and therefore must be read together with the Company's annual financial statements for the year ended December 31, 2025.

In this context, this interim financial information was not repeated either due to redundancy or relevance in relation to information previously presented in the following explanatory notes to the annual financial statements:

Note 2.d - Material accounting policies

Note 2.f - Adoption of new requirements, standards, amendments and interpretations

Note 10.b - Additional information on direct and indirect subsidiaries

Note 10.c - Main occurrences at subsidiaries in 2025 and 2024

Note 12.a - Assets with indefinite useful lives

Note 13 - Impairment of assets

Note 21 - Taxes paid in installments

Note 24.a - Transactions with holding companies

Note 24.c - Other unconsolidated related parties

Note 32 - Employee benefits

Note 33 - Commitments

Note 34 - Insurance

The individual and consolidated financial statements were approved by Management on May 13, 2026.

2.c)	Functional Currency and Presentation Currency

The accounting records included in the financial information for each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The Parent Company and Consolidated financial statements are presented in R$ (Brazilian reals), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the respective transaction or valuation dates, through which items are remeasured. The balances of the asset and liability accounts are converted at the exchange rate on the balance sheet date. On March 31, 2026, US$1 is equivalent to R$5.2194 (R$5.5024 on December 31, 2025) and €1 is equivalent to R$6.0117 (R$6.4692 on December 31, 2025), according to rates extracted from the website of the Central Bank of Brazil.

(In thousands of Reals, unless stated otherwise)

2.d)	Value added statement

According to Federal Law 11.638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement; it is therefore presented as additional information.

3.	BUSINESS COMBINATION

a)	Grupo Estrela

In 2025, CSN acquired 70% of the share capital of Estrela Comércio e Participações S.A. (“Estrela Group”, “Estrela” or “Tora Group”), in line with its strategy of expansion and integration of logistics operations, focusing on the transport and handling of large volumes of cargo, especially in the mining, steel and cement segments. The transaction strengthens the Company’s position as a logistics operator, enabling it to realize operational synergies and make more efficient use of infrastructure in the regions where the Group operates.

The Estrela Group already had a business relationship with the Company, which contributes to a more efficient integration of operations and maximizes economies of scale.

Acquisition of 70% Estrela Comércio e Participações S.A.’s share capital. (Grupo Estrela)

On April 1, 2025, the Company completed the acquisition of 70% of the share capital of Estrela Comércio e Participações S.A., holding company of the road and multimodal logistics group known as TORA Group. The initial value of the transaction was R$742,500, of which R$300,000 was paid on the closing date and the remaining balance to be settled in three annual installments: R$111,250 on April 1, 2026, R$111,250 on April 1, 2027 and R$220,000 on April 1, 2028.

In September 2025, an additional payment of R$9,994 was made, referring to the purchase price adjustment. Thus, the total nominal amount of the operation became R$752,494.

Estrela is the parent company of several operating companies that provide road and intermodal logistics services, warehousing, equipment leasing, and related services, including Tora Transportes Ltda., Tora Locações S.A., FJX Transportes S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A., and Tora Seminovos Comércio de Veículos Ltda., which have become part of the Company’s group of indirect subsidiaries.

For accounting purposes, the Company was identified as the acquirer, having obtained control of Estrela on the acquisition date, based on its 70% ownership of the voting capital and its ability to direct Estrela’s financial and operational policies. Consequently, Estrela and its subsidiaries have been fully consolidated in the Company’s financial statements effective April 1, 2025.

(In thousands of Reals, unless stated otherwise)

(i) Determining purchase price

In accordance with CPC 15 (R1) / IFRS3, the purchase price is determined by the sum of the transferred assets, liabilities incurred, equity interests issued, non-controlling interests and the fair value of any interest held prior to the transaction.

Percentage Acquired and Voting Capital

Estrela’s fully subscribed and paid-up share capital as of the acquisition date, consists of 229,993,768 registered common shares without par value. A majority interest, equivalent to 70% of Estrela’s share capital, was acquired during the transaction in question.

Calculation of Consideration Transferred and to be Transferred (“Transaction Amount”)

The fair value of the transaction on the date of the Combination totaled R$ 738,068, consisting of a lump-sum payment and three deferred installments, broken down as follows:

Description	Nominal	Fair value of the consideration
in cash (1)	309,994	309,994
1st Deferred Payment	111,250	107,466
2nd Deferred Payment	111,250	108,354
3rd Deferred Payment	220,000	212,254
Total	752,494	738,068

(1) This includes the amount of R$ 300,000 paid in April plus the R$ 9,994 paid in September, both in 2025.

(ii) Fair value of assets acquired and liabilities assumed

The table below shows the allocation of provisional and final amounts of assets acquired and liabilities assumed on April 1, 2025, calculated based on reports from independent appraisers.

(In thousands of Reals, unless stated otherwise)

	Provisional amounts	Adjustment to provisional amounts	Fair value (Final)
Fair value of acquired assets:
Current Assets
Cash and cash equivalents	87,046	1,328	88,374
Trade receivables (1)	205,529		205,529
Inventories	72,924		72,924
Recoverable taxes	18,672		18,672
Other current assets	26,561	1,946	28,507
Non-Current Asset
Deferred Taxes (8)	47,393		47,393
Other non-current assets	21,122		21,122
Indemnity assets(2)		51,370	51,370
Prosperty, plant and equipament (3)	820,398	136,436	956,834
Intangible assets (4)	71,591	287,513	359,104
	1,371,236	478,593	1,849,829
Fair value of assumed liabilities:
Current Liabilities
Trade payables	180,962		180,962
Borrowings and financing (5)	251,201		251,201
Payroll and related taxes	29,600		29,600
Lease liabilities (6)	19,633		19,633
Other payables	34,177		34,177
Non-current Liabilities
Borrowings and financing (5)	378,655	5,403	384,058
Lease liabilities (6)	189,545		189,545
Provisions for tax, social, labor civil, environmental risk (7)	24,828	48,558	73,386
Deferred income tax (8)	32,709		32,709
Other payables	7,510	2,156	9,666
	1,148,820	56,117	1,204,937

Total of identifiable net assets at fair value	222,416	422,476	644,892
70% ownership by the Controller	155,691	311,143	466,834
30% non-controlling ownership (9)	66,725	111,333	178,058

(1) The fair value of accounts receivable totals R$ 205,529, which is equal to their carrying amount, and it is expected that the full amount of the contractual amounts will be collected.

(2) Pursuant to the purchase agreement and the shareholders’ agreement, the sellers are liable to pay the Company compensation up to the amount of R$ 300,000, which is subject to adjustment based on the CDI rate as of the date of the Business Combination. Indemnity from and against any losses suffered or incurred.

(3) The fair value of fixed assets determined by market and cost approaches, mainly for vehicle groups (light and heavy-duty, dump trucks and semi-trailers), machinery and equipment and improvements.

(4) The fair value of intangible assets includes intangible assets acquired and recognized by the Acquired Company prior to the fair value allocation, in the amount of R$ 49,862, plus the effects of the fair value allocation described below:

(In thousands of Reals, unless stated otherwise)

	Fair Value	Service life (in years)

Brands[a]
Lokamig	13,389	16

Customer Portfolio [b]
Tora Transportes	153,206	19
Tora Logistica	55,418	10
Tora Recintos	37,552	3
FJX	32,293	13
Lokamig	17,384	2
Total	309,242

(a) Represents the fair value of the Lokamig brand. The method used to determine the royalty was based on comparable royalty transactions, as well as the relative importance of the respective brand to the Acquired Company’s revenue generation.

(b) Represents the fair values of the Customer Portfolios. The income approach used the MPEEM (Multi-Period Excess Earnings Method), based on net operating revenue. For expenses, costs, expenses, depreciation, and taxes related to operations were deducted, and advertising and promotional costs were added.

(5) The Loans and financing assumed in the acquisition and their respective maturities are shown in the tables below:

	Current Liabilities	Non-current Liabilities	Total
Debt contracts in the foreign market
Fixed interest in US$
Bonds, Facility and ACC	35,277	38,500	73,777
	35,277	38,500	73,777

Debt contracts in national currency
R$
BNDES/FINAME/FINEP, Debentures, CRI and NCE	215,924	345,558	561,482
	215,924	345,558	561,482
Total Borrowings and Financing	251,201	384,058	635,259

Maturity	Foreign currency loans	Loans in National Currency	Total
2025		82,513	82,513
2026	35,277	176,201	211,478
2027		151,109	151,109
2028	38,500	49,128	87,628
2029		15,167	15,167
2030		87,364	87,364
	73,777	561,482	635,259

(6)  The Company measured acquired lease liabilities using the present value of the remaining lease payments as of the acquisition date. Right-to-use assets were measured at an amount equal to lease liabilities and adjusted, when necessary, to reflect favorable lease conditions relative to market terms.

(7)   Provisions and contingent liabilities assumed in the acquisition that were considered present obligations arising from past events and can be reliably measured have been recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of IFRS 3 (CPC 15 (R1)), at an amount in excess of that which would be recognized in accordance with IAS 37 (CPC 25). The table shown below presents the total amount of provisions and contingent liabilities assumed on the transaction date, including attributed fair value, as follows:

R$
Tax	19,549
Labor	53,793
Civil	44
73,386

(8) Consists mainly of deferred tax liabilities related to the initial balance of the Acquired

(9) Measured as the proportionate share, at fair value, of the acquiree’s identifiable net assets.

(In thousands of Reals, unless stated otherwise)

(iii) Goodwill on acquisition of control

In accordance with item 32 of CPC15 (R1)/IFRS3, the acquiror must recognize goodwill for expected future profitability as of the acquisition date, which is measured according to the amount by which the purchase price exceeds the fair value of assets and liabilities acquired (allocation of the purchase price). The transaction generated goodwill based on expected future profitability, as shown in the table below:

Description		Reference	R$
Total purchase price	A	(i)	738,068
Participation of Non-Controlling Interests	B	(ii)	178,058
Fair value of net assets	C	(iiI)	644,892
Ágio[1] (goodwill)	= ( A + B - C )		271,234

(1) Goodwill was mainly attributable to:

•	Expected operational and logistical synergies;
•	Vertical integration of transport operations within the CSN Group;
•	Gains in scale and efficiency;
•	Capacity to expand within the logistics market;
•	Additionally, expected future profitability.

Goodwill arising from the transaction is expected to result in a tax benefit, i.e., to be deductible for tax purposes.

Goodwill is part of the investment’s carrying amount. In the Consolidated Financial Statements, goodwill is recognized as an intangible asset and, because it has an indefinite useful life, is not amortized, in accordance with CPC 04 (R1)/IAS 38; it is tested for impairment at least annually.

(iv) Other disclosures: revenue and results

Grupo Estrela
Period (from - to) a	04/01/2025 to 12/31/2025
Revenue	763,412
P&L	(16,912)
Period (from - to) b	01/01/2025 to 12/31/2025
Revenue	1,019,278
P&L	(36,778)
(a)	Impact on the Company's consolidated financial statements (“FSs") in fiscal year 2025
(b)	Impact on FSs if the acquisition date had occurred at the start of the 2025 fiscal year

b)	Galvacolor, Gramperfil and Global Dot

In 2025, the Company completed the acquisition of control of the companies Global Dot Com S.A. ("Global Dot"), Galvacolor Jerez S.L.U. ("Galvacolor") and Gramperfil, S.A. ("Gramperfil"), operations that may be considered business combinations.

(In thousands of Reals, unless stated otherwise)

These acquisitions were performed in line with the strategy of expanding and strengthening the Company's presence in the steel processing market segments and added greater value to the production chain while expanding commercial capillarity and enhancing operational, industrial, and logistical synergies.

(i) Preliminary General Information on Acquisitions

	Galvacolor (1)	Gramperfil (2)	Globaldot (3)
Acquisition date	11/18/2025	03/23/2025	5/12/2025
Percentage ("%") acquired of the share capital	100%	90%	80%
Price paid (Consideration transferred) - R$	291,013	73,128	50,891

(1) Galvacolor, which was acquired by CSN Steel S.L., maintains industrial operations dedicated to the galvanization and painting of flat steels. The company largely maintains operations in the civil construction sector. This transaction expanded the Company's portfolio of coated products and strengthens its competitive positioning on the European market.

(2) Gramperfil, which was acquired by CSN Steel S.L., specializes in the manufacture of metal structural profiles and accessories used in the construction sector. This acquisition allows the Company to expand its operations in the market segment for structural solutions and offers greater proximity to end customers and an increase in operating margin.

(3) Global Dot, which was indirectly acquired by CSN through its subsidiaries CSN Inova Ventures and CSN Inova Soluções S.A., provide complete fleet management services with a focus on improving internal logistics and improving processes used in making requests, scheduling, execution, measuring contracts and sizing fleets. This acquisition is in line with the Company's integration strategy, aiming at provided greater synergy, productivity and reducing costs through a single technological platform.

(ii)	Provisional fair value of assets acquired and liabilities assumed

	Galvacolor	Gramperfil	Total
Fair value of acquired assets:
Current Assets
Cash and cash equivalents	4,914	13,261	18,175
Trade receivables	42,285	23,704	65,989
Inventories	193,943	23,621	217,564
Recoverable taxes	24,087	1,809	25,896
Other current assets	2,346	1,360	3,706
Non-current Assets
Deferred taxes	3,210		3,210
Other non-current assets	51	22	73
Property, plant and equipment	167,685	30,389	198,074
Intangíible assets	46	42	88
	438,567	94,208	532,775

Fair value of assumed liabilities:
Current Liabilities
Trade payables	115,669	7,017	122,686
Borrowings and financing	-	11,718	11,718
Taxes payable	26,947	2,143	29,090
Other payables	4,938	202	5,140
	147,554	21,080	168,634

Total of identifiable net assets at fair value	291,013	73,128	364,141

Due to the acquisition of Global Dot on December 5, 2025, the Company began the contracting process for the allocation of the purchase price (PPA) in 2026 in order to identify and measure the assets acquired and liabilities assumed at fair value. For preliminary disclosure purposes, the amount initially recognized as fair value for acquired assets is considered the book value of the acquiree's equity on the transaction base date. This amount totals R$ 11,728 and is subject to adjustments arising from the completion of the fair value measurement process, which may impact the final value of the goodwill recognized.

(In thousands of Reals, unless stated otherwise)

(iii)	Provisional goodwill on acquisition of control

		Galvacolor	Gramperfil	Globaldot
Total acquisition price	A	291,013	73,128	50,891
Fair value of net assets	B	291,013	73,128	11,728
Goodwill (1)	= ( A - B )			39,163

(1) Provisional goodwill recognized in acquisitions is mainly attributed to:

•	Expected operational and commercial synergies;
•	Gains in scale;
•	Logistics integration;
•	Specialized workforce;
•	Expansion of market presence;
•	additionally, expected future profitability

Goodwill arising from the transaction is expected to result in a tax benefit, i.e., to be deductible for tax purposes.

(iv) Other disclosures: revenue and results

	Galvacolor	Gramperfil	Global Dot*
Period (from - to) a	11/18/2025 to 12/31/2025	03/23/2025 to 12/31/2025	12/05/2025 to 12/31/2025	Total

Revenue	18,301	80,886		99,187
P&L	(4,543)	5,328		785

Period (from - to) b	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	01/01/2025 to 12/31/2025	Total

Revenue	315,216	113,179	26,349	454,744
P&L	(75,802)	6,299	9,838	(59,665)

(*) Considering that the acquisition was completed on December 5, 2025 and there were no material transactions made in the last month of the year, there was no impact on the Company's financial statements.

(a)	impact on the Company's consolidated financial statements (“FSs") in fiscal year 2025
(b)	impact on FSs if the acquisition date had occurred at the start of the 2025 fiscal year

c)	Measurement and Appraisal Reports related to Business Combinations

As of the date of these financial statements, the process of measuring and preparing fair value appraisal reports for the identifiable assets acquired and liabilities assumed—including separable intangible assets—is currently underway with independent appraisers, in accordance with the measurement period of up to 12 months. Therefore, the amounts recognized are provisional and may be subject to minor adjustments upon completion of the purchase price allocation (PPA) reports, except in the case of the Estrela Group, for which the valuation report has been finalized. For this case, the Company concluded that it obtained the necessary information about the facts and circumstances existing on the acquisition date, and there is no additional relevant information to be obtained.

(In thousands of Reals, unless stated otherwise)

4.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Cash and banks
In Brazil	1,659,902	1,178,037	38,251	308,969
Abroad	4,577,403	5,626,095	38,447	61,089
	6,237,305	6,804,132	76,698	370,058

Financial investments
In Brazil	4,294,851	5,509,312	1,708,372	3,159,395
Abroad	2,290,678	2,107,578
	6,585,529	7,616,890	1,708,372	3,159,395
	12,822,834	14,421,022	1,785,070	3,529,453

The financial resources available in the country are primarily invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

Overseas financial resources are held in dollars and euros and are invested in TD (Time Deposit) transactions at pre-fixed rates as well as in accounts subject to automatic remuneration and daily liquidity. Yields are pegged to FED Funds and the ECB’s deposit rate. Bank counterparties are considered to be first-rate by Management.

5.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Investments (1)	198,083	270,318	25,867	25,257	8,878	8,577
Usiminas shares (2)	418,628	372,397			418,628	372,397	-
	616,711	642,715	25,867	25,257	427,506	380,974		-

(1) These are financial investments in restricted categories, linked to Bank Deposit Certificates (CDBs) to secure letters of guarantee with financial institutions, as well as investments in government securities (LFT – Treasury Bills), managed by dedicated funds, totaling R$ 27,620. The subsidiary CSN Cimentos Brasil holds restricted financial investments intended to secure a liability with an indefinite maturity date. The balance was R$ 3,903 as of March 31, 2026 (R$ 3,649 as of December 31, 2025). The subsidiaries Estanho de Rondônia S.A. and Elizabeth Cimentos S.A. have investments tied to financing agreements, maturing in 2028 and 2030, respectively, totaling R$ 21,964 (R$ 21,214 as of December 31, 2025). In the consolidated financial statements, there is also a financial investment of R$ 170,463 from CSN Steel S.L.U., related to the acquisition of Galvacolor, with a maturity date scheduled for November 2026.

(In thousands of Reals, unless stated otherwise)

6.	TRADE RECEIVABLES

			Consolidated		Parent Company
	Ref.	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Trade receivables
Third parties
In Brazil		1,550,811	1,241,180	836,460	615,807
Abroad		1,495,911	1,304,707	58,283	9,829
		3,046,722	2,545,887	894,743	625,636
(-) Estimated losses with doubtful liquidation credits		(239,238)	(246,153)	(108,435)	(109,746)
		2,807,484	2,299,734	786,308	515,890
Related parties	22.a	90,392	97,299	1,314,693	1,186,355
		2,897,876	2,397,033	2,101,001	1,702,245

The composition of the gross balance of accounts receivables from third party customers is shown as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Current	2,565,678	1,928,230	762,704	485,412
Past-due up to 30 days	187,757	322,295	4,367	9,253
Past-due up to 180 days	75,117	71,947	13,909	16,870
Past-due over 180 days	218,170	223,415	113,763	114,101
	3,046,722	2,545,887	894,743	625,636

The changes in expected credit losses are as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Opening balance	(246,153)	(212,088)	(109,746)	(95,617)
(Loss)/Reversal estimated	4,429	(32,660)	(506)	(18,923)
Recovery of receivables	2,486	6,164	1,817	4,794
Acquisition of stakes in subsidiaries		(7,569)
Closing balance	(239,238)	(246,153)	(108,435)	(109,746)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade bills/securities and receipt of the proceeds from the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. Financial expenses related to the credit assignment transaction for the period ended March 31, 2026, amounted to R$ 20,242 (as of March 31, 2025, R$ 13,895) on a consolidated basis and R$ 18,656 (as of December 31, 2025, R$ 9,511) for the parent company, classified in financial income.

(In thousands of Reals, unless stated otherwise)

7.	INVENTORIES

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Finished goods	3,103,769	3,565,541	1,694,017	1,932,948
Work in progress	4,643,716	4,515,197	2,154,575	2,035,686
Raw materials	2,826,838	2,804,157	1,657,492	1,502,000
Storeroom supplies	1,726,760	1,649,866	740,169	700,716
Advances to suppliers	102,014	99,325	62,049	60,045
(-) Provision for losses	(96,155)	(105,060)	(24,733)	(25,907)
	12,306,942	12,529,026	6,283,569	6,205,488

Classified:
Current	10,170,174	10,455,500	6,283,569	6,205,488
Non-current (1)	2,136,768	2,073,526
	12,306,942	12,529,026	6,283,569	6,205,488

(1) Long-term inventories of iron ore that will be processed when implementing new processing plants, which will generate Pellet Feed as a final product. The start of operations is scheduled for the fourth quarter of 2027.

The changes in expected losses on inventories are as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Opening balance	(105,060)	(149,927)	(25,907)	(36,835)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	8,905	44,867	1,174	10,928
Closing balance	(96,155)	(105,060)	(24,733)	(25,907)

8.	RECOVERABLE TAXES

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
ICMS (Brazilian State Value-Added Tax)	2,369,308	2,323,633	1,589,030	1,570,468
Brazilian federal taxes (1)	2,871,959	2,846,259	1,663,859	1,652,207
Other taxes	207,388	183,442	34,014	30,110
	5,448,655	5,353,334	3,286,903	3,252,785

Classified:
Current	1,666,038	1,376,434	564,702	511,925
Non-current	3,782,617	3,976,900	2,722,201	2,740,860
	5,448,655	5,353,334	3,286,903	3,252,785

(1) The Brazilian federal tax balance mainly refers to PIS and COFINS, IRPJ and CSLL and IPI.

Accumulated tax credits generally derive from ICMS, PIS and COFINS credits on purchases of inputs and property, plant, and equipment used in production. The realization of these credits generally occurs through offsetting with debits of these taxes, generated by sales operations and other taxed outputs.

Due to the mining industry’s predominantly export-oriented nature, there was an increase in the balance of ICMS, PIS, and COFINS credits during the period, primarily attributable to CAPEX investments made as part of the Congonhas Mining Expansion Project, as well as the purchase of ore from third parties.

The balance of recoverable taxes maintained in the short term is expected to be offset in the next 12 months.

(In thousands of Reals, unless stated otherwise)

Based on budget analyses and projections approved by Management, there is no forecast of risks regarding the non-realization of these tax credits, provided that such budget projections materialize.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Judicial deposits	20			620,990	621,012			225,639	226,793
Derivative transactions	14.a	7,455	494			3,375
Dividends receivable	22.a	217,746	76,026			400,443	1,167,342
Prepaid expenses		581,648	493,924	11,188	14,732	315,893	259,173	9,547	13,093
Actuarial asset	22.a			54,946	53,328			42,410	41,138
Receivables from related parties	22.a	4,775	5,978	1,663,922	2,137,882	204,556	177,324	3,084,540	3,474,388
Loans with related parties (1)		2,944	4,147	1,663,922	2,137,882	2,944	4,147	3,084,540	3,474,388
Other receivables from related parties		1,831	1,831		-	201,612	173,177		-
Other assets		406,611	461,503	1,065,201	1,024,408	291,633	263,926	1,042,501	1,001,099
Trading securities		3,079	2,598			2,876	2,408
Compulsory loans from Eletrobrás					3,787				678
Employee debts		140,569	120,327			78,753	64,047
Receivables by indemnity (2)				840,536	779,827			840,536	779,827
Receivables - Usiminas Shares		204,852	192,911	150,578	150,578	204,852	192,911	150,578	150,578
Advances to suppliers		1,200	2,820
Others		56,911	142,847	74,087	90,216	5,152	4,560	51,387	70,016
		1,218,235	1,037,925	3,416,247	3,851,362	1,215,900	1,867,765	4,404,637	4,756,511

(1) On March 31, 2026, Transnordestina Logística S.A. made a partial payment on the loan owed to CSN, in the amount of R$ 495,425. (See note 22.a)

(2) Non-current assets are composed of liquidated and certain credit arising from an final and unappealable ruling issues in the Company’s favor, mainly due to losses and damages resulting from a drop in voltage in the energy supply during periods between January/1991 and June/2002.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended March 31, 2026 and 2025 include the following subsidiaries and joint ventures, direct and indirect, affiliates, in addition to the exclusive funds, as shown below:

(In thousands of Reals, unless stated otherwise)

	Equity interests (%)
Companies	03/31/2026	12/31/2025	Core business
Direct interest in subsidiaries
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.(2)	69.69	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Cement manufacturing
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I S.A.	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III S.A.	99.90	99.90	Equity interests
CSN Participações IV S.A.	99.90	99.90	Equity interests
CSN Participações V S.A.	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests
Estrela Comércio e Participações S.A.	70.00	70.00	Equity interests
Indirect interest in subsidiaries
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L. (1)	-	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U. (2)	69.69	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH (2)	69.69	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (2)	69.69	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Cement manufacturing
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó - CEC (2)	69.69	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A.	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (2)	55.75	55.21	Financial transactions, product sales and Equity interests
CSN Mining International GmbH (2)	69.69	69.01	Commercial and representation of products
Gramperfil S.A.	90.00	90.00	Manufacturing and sale of metal profile
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products
Tora Transportes Ltda	70.00	70.00	Road transport
Tora Locações S.A.	70.00	70.00	Road transport and automobile rental
FJX Transportes S.A.	42.00	42.00	Road transport and logistic
N. Minas Transportes e Locações Ltda.	70.00	70.00	Road transport and logistic
Saratoga Transportes Ltda	70.00	70.00	Road transport
Lokamig Rent a Car S.A.	70.00	70.00	Automobile rental
Seminovos Lokamig Ltda.	70.00	70.00	Automobile rental
Tora Logística Armazéns e Terminais Multimodais S.A.	70.00	70.00	Logistics
Tora Recintos Alfandegários S.A.	70.00	70.00	General storage operations and road transport
Tora Seminovos Comércio de Veículos Ltda.	70.00	70.00	Commercial and automobile rental
CSN Captive Insurance Company, LLC	100.00	100.00	Captive Insurance Company
Global Dot Com S.A	80.00	80.00	Information service provision
Galvacolor Jerez S.L.U.	100.00	100.00	Transformation and commercialization of steel products

Direct interest in joint operations
Itá Energética S.A.	48.75	48.75	Electric power generation
Direct interest in joint ventures: equity method
MRS Logística S.A.	7.59	7.59	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	33.89	33.89	Railroad logistics
Equibras S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	20.84	20.64	Railroad transportation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	29.92	Steel
Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive Funds
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado Longo Prazo	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba	99.99	99.99	Electric power generation
Consórcio Passo Real (2)	96.63	96.55	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(In thousands of Reals, unless stated otherwise)

(*) Dormant companies.

(1) CSN Productos Siderúrgicos S.L.U. was merged into CSN Steel S.L.U., pursuant to the Deed of Merger dated March 3, 2026, with the consequent transfer of all its rights, duties and obligations to CSN Steel S.L.U.

(2) On March 27, 2026, the Board of Directors of CSN Mineração S.A. ("CMIN") approved the cancellation of 53,294,297 common, registered, book-entry shares with no par value, issued by CMIN held in treasury, without reducing the share capital. As a result of this resolution, Companhia Siderúrgica Nacional's direct shareholding in CMIN went from 69.01% to 69.69%.

10.a) Changes in Investments in Controlled Companies, Joint-Venture, Joint- operations, Affiliates, and Other Investments

The positions presented on March 31, 2026 and December 31, 2025 refer to the interest held by CSN in these companies:

						Consolidated
Companies	Final balance on 12/31/2025	Dividends	Equity Income	Comprehensive income	Others	Final balance on 03/31/2026

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	3,382,093	(138,555)	29,189	3		3,272,730
Fair Value MRS	480,622					480,622
Fair Value MRS amortization	(117,464)		(2,937)			(120,401)
Transnordestina Logística S.A.	2,916,482		1,444			2,917,926
Fair Value -Transnordestina	659,106					659,106
Arvedi Metalfer do Brasil S.A.	34,601					34,601
Panatlântica S.A.	219,555	(3,539)	5,935			221,951
Equibras S.A.	39,054		(632)			38,422
Indirect interest in affiliates - CEEE-G	144,250		14,490			158,740
Fair Value indirect participation CEEE-G	319,709					319,709
Fair Value amortization indirect participation CEEE-G	(60,941)		(2,094)			(63,035)
	8,017,067	(142,094)	45,395	3		7,920,371
Other participations
Global Dot	11,728		(3,214)		(8,514)
Others	43,706				(938)	42,768
	55,434		(3,214)		(9,452)	42,768

Total shareholdings	8,072,501	(142,094)	42,181	3	(9,452)	7,963,139

Classification of investments in the balance sheet
Equity interests	8,072,501					7,963,139
Investment Property	219,525					218,512
Total investments in the asset	8,292,026					8,181,651

								Consolidated
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Write-offs	Transfers	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,799,168					583,027	(102)	3,382,093
Fair Value MRS	480,622							480,622
Fair Value MRS amortization	(105,719)					(11,745)		(117,464)
Transnordestina Logística S.A. (1)	1,137,345	1,792,580				(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106							659,106
Arvedi Metalfer do Brasil S.A.	35,257					(656)		34,601
Panatlântica S.A.	225,764				(19,477)	13,268		219,555
Equibras S.A. (2)	31,733				(2,187)	9,508		39,054
Indirect interest in affiliates - CEEE-G	146,753				(44,846)	42,343		144,250
Fair Value indirect participation CEEE-G	319,709							319,709
Fair Value amortization indirect participation CEEE-G	(42,523)					(18,418)		(60,941)
	5,687,215	1,792,580			(66,510)	599,198	4,584	8,017,067
Other participations
Global Dot (3)		1,685		10,043				11,728
Others (4)	58,796	(9)	(5,038)	(10,043)				43,706
	58,796	1,676	(5,038)					55,434

Total shareholdings	5,746,011	1,794,256	(5,038)		(66,510)	599,198	4,584	8,072,501

Classification of investments in the balance sheet
Equity interests	5,746,011							8,072,501
Investment Property	202,040							219,525
Total investments in the asset	5,948,051							8,292,026

(1) Paying in of AFACs by CSN on October 17, 2025.

(In thousands of Reals, unless stated otherwise)

(2) Equimac S.A. changed its corporate name in December 2025 to "Equibras S.A.", with no change in the Company's interest in this company.

(3) On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The acquisition was carried out through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$ 49.9 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Located in the municipality of Barueri/SP, Global dot is incorporated as a corporation and aims to provide information services, especially fleet management services via integrated software.

(4) These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through an participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc. and Oico Holdings Limited.

The reconciliation of equity income at jointly controlled entities classified as joint ventures and affiliates and the amount presented in the income statement is presented below, as well as profit and loss stemming from the elimination of CSN’s transactions with these companies:

		Consolidated
	03/31/2026	03/31/2025

Equity in results of affiliated companies
MRS Logística S.A.	29,189	105,997
Transnordestina Logística S.A.	1,444	(7,333)
Arvedi Metalfer do Brasil S.A.		458
Equibras S.A.	(632)	2,544
Indirect interest in affiliates - CEEE-G	14,490	(1,922)
Panatlântica S.A.	5,935	4,287
Fair Value Amortization	(5,031)	(8,218)
	45,395	95,813
Reclassification IAS 28 (1)	(17,801)	(17,487)
Others	(3,817)	108
Equity in results	23,777	78,434

(1) The operating margin of intercompany operations carried out with group companies classified as joint ventures but which are not consolidated, are reclassified under the Investment group’s Income Statement for groups of costs and income tax and social security contributions.

(In thousands of Reals, unless stated otherwise)

Below is the movement of the Parent Company's investment in 2026 and 2025:

						Parent Company
Companies	Final balance on 12/31/2025	Capital increase and (Decrease)/acquisition of shares	Dividends	Equity Income	Comprehensive income	Final balance on 03/31/2026

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,588,942			(27,753)	(211,995)	4,349,194
Sepetiba Tecon S.A.	293,089			(861)	(6,138)	286,090
Minérios Nacional S.A.	67,323	44,600		(31,026)		80,897
Fair Value - Minérios Nacional	2,122,071					2,122,071
Goodwill - Companhia Metalúrgica Prada	63,509					63,509
CSN Mineração S.A.	6,232,504			155,191	169,067	6,556,762
Lucros não realizado CSN Mineração S.A.	(2,351,078)					(2,351,078)
CSN Energia S.A.	26,240			13,612		39,852
FTL - Ferrovia Transnordestina Logística S.A.	58,759			(16,826)		41,933
Companhia Florestal do Brasil	1,220,610	900		(12,766)	10	1,208,754
CBSI - Companhia Brasileira de Serviços de Infraestrutura	153,611			31,522		185,133
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225					15,225
CSN Cimentos Brasil S.A.	6,721,411			6,978		6,728,389
Estrela Comércio e Participações S.A	138,777	(16,959)		(14,356)	(1,710)	105,752
Ágio - Estrela Comércio e Participações S.A	596,802	(325,569)				271,233
Fair value Grupo Estrela		276,735		(98,316)		178,419
Nordeste Logística S.A.	5,163	1,536		(715)		5,984
CSN Captive Insurance Company LLC	4,631			(63)	(243)	4,325
Others	31,722			(1,535)		30,187
	19,989,311	(18,757)	-	3,086	(51,009)	19,922,631
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	178,837			3,642		182,479
MRS Logística S.A.	684,245		(28,014)	5,473	1	661,705
Transnordestina Logística S.A.	2,916,482			1,444		2,917,926
Fair Value -Transnordestina	659,106					659,106
Equibras S.A.	39,054			(632)		38,422
Panatlântica S.A.	219,555		(3,538)	5,934		221,951
Arvedi Metalfer do Brasil S.A.	34,601					34,601
	4,731,880		(31,552)	15,861	1	4,716,190
Other participations
Profits on subsidiaries' inventories	(20,833)			4,790		(16,043)
Other investments	39					39
	(20,794)			4,790		(16,004)

Total shareholdings	24,700,397	(18,757)	(31,552)	23,737	(51,008)	24,622,817

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,010,378)			136,717		(2,873,661)
CSN Inova Ventures	(3,468,244)			56,635		(3,411,609)
CSN Islands XII Corp.	(4,825,169)			135,527		(4,689,642)
Estanho de Rondônia S.A.	(63,682)	11,000		(8,634)		(61,316)
Companhia Metalúrgica Prada PPI	(65,095)			(57,902)		(122,997)
Others	(13,963)			(2,169)		(16,132)
Total subsidiaries with unsecured liabilities	(11,446,531)	11,000		260,174		(11,175,357)

Equity Income				283,911

Classification of investments in the balance sheet
Equity interests	24,700,397					24,622,817
Investment Property	154,801					154,227
Total active investments	24,855,198					24,777,044
Provision for Investments with Unsecured Liabilities (liabilities)	(11,446,531)					(11,175,357)
Total active and passive investments	13,408,667					13,601,687

(In thousands of Reals, unless stated otherwise)

	Parent Company
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Sales of shares	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406				(49,420)	19,956	4,588,942
Sepetiba Tecon S.A.	302,152				(9,063)		293,089
Minérios Nacional S.A.	90,578	113,754			(137,009)		67,323
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada (6)	181,686				(181,686)
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A. (1)	7,086,794			(2,366,259)	1,138,430	373,539	6,232,504
Lucros não realizado CSN Mineração S.A. (1)					(2,351,078)		(2,351,078)
CSN Energia S.A.	20,142				6,098		26,240
FTL - Ferrovia Transnordestina Logística S.A.	100,314				(41,555)		58,759
Companhia Florestal do Brasil	1,246,403	2,700			(28,920)	427	1,220,610
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			(21,345)	90,730		153,611
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			(21,441)	132,829	(2,556)	6,721,411
Estrela Comércio e Participações S.A (2)		155,691			(16,914)		138,777
Ágio - Estrela Comércio e Participações S.A (2)		596,802					596,802
Nordeste Logística S.A.		8,072			(2,909)		5,163
CSN Captive Insurance Company LLC (3)		4,550			16	65	4,631
Others	313	31,483			(74)		31,722
	22,544,398	913,052	-	(2,409,045)	(1,450,525)	391,431	19,989,311
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351			(8,332)	9,818		178,837
MRS Logística S.A. (1)	1,400,002		(998,922)		283,182	(17)	684,245
Transnordestina Logística S.A. (4)	1,137,345	1,792,580			(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106						659,106
Equibras S.A. (5)	31,733			(2,187)	9,508		39,054
Panatlântica S.A.	225,764			(19,477)	13,268		219,555
Arvedi Metalfer do Brasil S.A.	35,257				(656)		34,601
	3,666,558	1,792,580	(998,922)	(29,996)	296,991	4,669	4,731,880
Other participations
Profits on subsidiaries' inventories	(53,731)				32,898		(20,833)
Other investments	39						39
	(53,692)				32,898		(20,794)

Total shareholdings	26,157,264	2,705,632	(998,922)	(2,439,041)	(1,120,636)	396,100	24,700,397

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)				244,960		(3,010,378)
CSN Inova Ventures	(3,348,913)				(119,331)		(3,468,244)
CSN Islands XII Corp.	(4,803,727)				(21,442)		(4,825,169)
Estanho de Rondônia S.A.	(47,190)	64,500			(80,992)		(63,682)
Companhia Metalúrgica Prada PPI (6)					(65,095)		(65,095)
Others	(3,645)	3,032			(13,350)		(13,963)
Total subsidiaries with unsecured liabilities	(11,458,813)	67,532			(55,250)		(11,446,531)

Equity Income					(1,175,886)

Classification of investments in the balance sheet
Equity interests	26,157,265						24,700,397
Investment Property	135,557						154,801
Total active investments	26,292,822						24,855,198
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(11,446,531)
Total active and passive investments	14,834,009						13,408,667

(1) In December 2025, CSN sold 59.5% of its equity interest in MRS to its subsidiary CSN Mineração and now holds a 7.59% stake in MRS. As of the same date, its subsidiary CMIN came to hold a 29.91% participation in MRS. This transaction was carried out for the total price of R$ 3,350,000 previously received by CSN, and the book value of MRS's investment was written off in the amount of (R$998,922). Consequently, a gain of R$2,351,078 was recorded under “Other operating income” (Note 27), and as required by CPC 18 and ICPC 09, “Transactions under common control,” it was offset at the Parent Company through the unrealized gain in CSN Mineração. This sale did not represent a realized gain or loss for the CSN Group. Effective economic realization of the investment will only take place once the sale is made outside CSN’s economic group.

(In thousands of Reals, unless stated otherwise)

(2) Transaction related to the acquisition of a stake in Grupo Estrela, entered into on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of the acquisition date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

(3) On August 29, 2025, the Company paid in capital in its subsidiary CSN Captive Insurance Company LLC. CSN Captive, which is located in the United States, was incorporated as a limited liability company and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds an participation, as well as to third parties.

(4) Paying in of AFACs by CSN on October 17, 2025.

(5) Equimac S.A. changed its corporate name in December 2025 to "Equibras S.A.", with no change in the Company's interest in this company.

(6) On December 31, 2025, the subsidiary Prada was transferred to the group of Subsidiaries with unsecured liabilities.

10.b)	Joint- Ventures and Joint-Operations Financial Information

Balance sheet and income statement at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

				03/31/2026				12/31/2025
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística (1)	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	33.89%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,706,502	1,217,587	11,044	137,238	4,131,117	1,740,636	16,678	112,820
Advances to suppliers	42,876	145,339	1,089	510	37,512	62,240	34	527
Other assets	1,019,319	98,293	26,485	24,478	1,127,557	92,864	36,254	31,004
Total current assets	5,768,697	1,461,219	38,618	162,226	5,296,186	1,895,740	52,966	144,351
Non-current Assets
Other assets	1,394,992	84,475	243	8,139	1,147,003	88,455	259	9,478
Investments, PP&E and intangible assets	18,638,722	15,674,811	94,875	225,647	18,259,793	15,142,520	79,683	233,519
Total non-current assets	20,033,714	15,759,286	95,118	233,786	19,406,796	15,230,975	79,942	242,997
Total Assets	25,802,411	17,220,505	133,736	396,012	24,702,982	17,126,715	132,908	387,348

Current Liabilities
Borrowings and financing	1,084,299	31,437	22,908		1,013,759	65,418	14,266
Lease liabilities	306,855		328		491,501		337
Other liabilities	1,837,089	338,218	11,285	16,010	1,710,146	176,437	19,979	15,074
Total current liabilities	3,228,243	369,655	34,521	16,010	3,215,406	241,855	34,582	15,074
Non-current Liabilities
Borrowings and financing	9,628,567	7,082,711	19,219		8,572,213	6,877,310	16,447
Lease liabilities	2,578,613		471		2,500,878		333
Other liabilities	1,637,377	1,159,039	2,682	5,686	1,393,766	1,402,711	3,438	5,429
Total non-current liabilities	13,844,557	8,241,750	22,372	5,686	12,466,857	8,280,021	20,218	5,429
Shareholders’ equity	8,729,611	8,609,100	76,843	374,316	9,020,719	8,604,839	78,108	366,845
Total liabilities and shareholders’ equity	25,802,411	17,220,505	133,736	396,012	24,702,982	17,126,715	132,908	387,348

				01/01/2026 to 03/31/2026				01/01/2025 to 03/31/2025
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A. (2)	Itá Energética
	37.49%	33.89%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	1,674,556		15,288	49,919	1,676,603		23,101	49,262
Cost of sales and services	(951,788)		(8,854)	(27,507)	(969,927)		(12,456)	(24,230)
Gross profit	722,768		6,434	22,412	706,676		10,645	25,032
Operating (expenses) income	(152,774)	(12,090)	(1,118)	(17,841)	(105,397)	(13,572)	(1,639)	(18,068)
Financial income (expenses), net	(288,671)	16,485	(897)	6,757	(197,871)	(1,693)	(1,250)	1,760
Profit/(Loss) before IR/CSLL	281,323	4,395	4,419	11,328	403,408	(15,265)	7,756	8,724
Current and deferred IR/CSLL	(203,114)	(135)	(1,038)	(3,856)	(120,691)		(1,497)	(2,167)
Profit / (loss) for the period	78,209	4,260	3,381	7,472	282,717	(15,265)	6,259	6,557

(1) CSN holds a direct 7.59% stake and an indirect 29.91% stake through CSN Mineração in MRS’s total share capital, for a combined total of 37.49%. The CSN Group was assigned a total interest of 28.23% after the participation of the non-controlling shareholders.

(In thousands of Reals, unless stated otherwise)

(2) Equimac S.A. changed its corporate name in December 2025 to "Equibras S.A.", with no change in the Company's interest in this company.

10.c)	Investment Properties

The balance of investment properties is shown below:

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Depreciation			(3,916)	(3,916)		(2,157)	(2,157)
Acquisitions		21,401		21,401	21,401		21,401
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801
Cost		178,259	83,285	261,544	115,658	74,389	190,047
Accumulated depreciation			(42,019)	(42,019)		(35,246)	(35,246)
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801
Depreciation	26		(977)	(977)		(538)	(538)
Transfer between groups - fixed assets and investment property			(36)	(36)		(36)	(36)
Balance at March 31, 2026		178,259	40,253	218,512	115,658	38,569	154,227
Cost		178,259	83,183	261,442	115,658	74,288	189,946
Accumulated depreciation			(42,930)	(42,930)		(35,719)	(35,719)
Balance at March 31, 2026		178,259	40,253	218,512	115,658	38,569	154,227

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2025. The fair value of investment property in the consolidated financial statements as of March 31, 2026, is R$3,818,752 (R$3,818,752 as of December 31, 2025) and R$3,337,307 for the parent company (R$3,337,307 as of December 31, 2025).

The estimated average useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Buildings	28	28	30	30

(In thousands of Reals, unless stated otherwise)

11.	PROPERTY, PLANT AND EQUIPMENT

11.a)	Composition of property, plant and equipme nt

Breakdown of Consolidated fixed assets as of March 31, 2026 and December 31, 2025, respectively:

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Construction in progress (*)	Right of use	Other (**)	Total
Balance at December 31, 2024		592,716	4,772,512	17,969,066	208,941	5,881,336	756,814	244,638	30,426,023
Effect of foreign exchange differences		8,772	(1,184)	(5,886)	(23)	14,549	(4,027)	(6,447)	5,754
Acquisitions		11,171	36,813	379,302	193,804	5,296,362	72,305	15,468	6,005,225
Capitalized interest	28					403,302			403,302
Write-offs	27		(6,141)	(69,999)	(803)	(14,714)	(10,707)	(116)	(102,480)
Depreciation	26		(347,648)	(3,184,112)	(100,773)		(283,840)	(39,781)	(3,956,155)
Transfers to other asset categories		6,952	274,578	3,308,081	33,119	(3,589,738)		(32,992)
Transfer between groups - intangible assets, investment and property and inventory (1)		-		(34,100)	(34,122)	(45,190)			(113,412)
Acquisition of stakes in subsidiaries		9,414	144,879	94,773	536,671	1,550	183,929	47,256	1,018,472
Right of use - Remeasurement							244,543		244,543
Others				(207)	(9,936)			(1,961)	(12,104)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	826,879	7,947,457	959,016	226,065	33,919,169
Cost		629,025	10,287,766	43,130,128	1,536,918	7,947,457	1,711,164	771,928	66,014,386
Accumulated depreciation			(5,413,957)	(24,673,210)	(710,039)		(752,148)	(545,863)	(32,095,217)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	826,879	7,947,457	959,016	226,065	33,919,169
Effect of foreign exchange differences		(8,440)	(17,879)	(41,275)	(114)	(7,010)	(4,709)	(3,163)	(82,590)
Acquisitions		140	28	59,428	17,982	1,036,855	21,890	1,093	1,137,416
Capitalized interest	28					131,770			131,770
Write-offs	27			(614)	(356)		(1,046)	(8)	(2,024)
Depreciation	26		(85,388)	(800,980)	(103,198)		(81,882)	(10,304)	(1,081,752)
Transfers to other asset categories		(3)	64,776	483,482	19,646	(612,013)		44,112
Transfer between groups - intangible assets, investment property and inventory (1)			36	216	114,112	(20,654)			93,710
Right of use - Remeasurement							4,006		4,006
Others				10,643	(3,738)			6,392	13,297
Balance at March 31, 2026		620,722	4,835,382	18,167,818	871,212	8,476,405	897,275	264,187	34,133,001
Cost		620,722	10,304,780	43,810,188	1,690,298	8,476,405	1,714,765	756,789	67,373,947
Accumulated depreciation			(5,469,398)	(25,642,370)	(819,086)		(817,490)	(492,602)	(33,240,946)
Balance at March 31, 2026		620,722	4,835,382	18,167,818	871,212	8,476,405	897,275	264,187	34,133,001

(*) Progress is highlighted in the projects of: (i) business expansion, mainly expansion of the port in Itaguaí and Casa de Pedra, Itabirito project and recovery of tailings from dams; (ii) projects of new integrated cement plants (iii); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and (iv) added to the interest capitalized in the period.

(**) Refer substantially to assets classified as furniture, utensils and hardware.

(1) Transfer to stock refers to the allocation of decommissioned or replaced vehicle assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

(In thousands of Reals, unless stated otherwise)

Composition of the Parent Company's fixed assets as of March 31, 2026 and December 2025, respectively:

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Construction in progress (*)	Right of use	Others (**)	Total
Balance at December 31, 2024		25,618	328,915	7,229,728	24,209	1,984,214	37,582	34,147	9,664,413
Acquisitions				173,392	1,034	2,090,139		449	2,265,014
Capitalized interest	28					210,732			210,732
Write-offs	27			(1,717)		-			(1,717)
Depreciation	26		(31,442)	(1,341,793)	(6,695)		(10,671)	(8,977)	(1,399,578)
Transfers to other asset categories			88,482	1,719,264	403	(1,820,944)		12,795
Transfers to intangible assets						(17,325)			(17,325)
Right of use - Remeasurement							8,238		8,238
Others				(207)		-			(207)
Balance at December 31, 2025		25,618	385,955	7,778,667	18,951	2,446,816	35,149	38,414	10,729,570
Cost		25,618	703,043	17,452,010	67,287	2,446,816	51,024	230,239	20,976,037
Accumulated depreciation			(317,088)	(9,673,343)	(48,336)		(15,875)	(191,825)	(10,246,467)
Balance at December 31, 2025		25,618	385,955	7,778,667	18,951	2,446,816	35,149	38,414	10,729,570
Acquisitions				41,211		364,577	1,041		406,829
Capitalized interest	28					61,355			61,355
Write-offs	27			(308)		(38,914)			(39,222)
Depreciation	26		(8,246)	(311,717)	(1,470)		(2,684)	(2,143)	(326,260)
Transfers to other asset categories		(3)	9,725	109,726		(122,581)		3,133
Transfers to intangible assets			35			(14,249)			(14,214)
Balance at March 31, 2026		25,615	387,469	7,617,579	17,481	2,697,004	33,506	39,404	10,818,058
Cost		25,615	712,869	17,888,959	67,287	2,697,004	52,064	233,373	21,677,171
Accumulated depreciation			(325,400)	(10,271,380)	(49,806)		(18,558)	(193,969)	(10,859,113)
Balance at March 31, 2026		25,615	387,469	7,617,579	17,481	2,697,004	33,506	39,404	10,818,058

(*) (i) General repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and, (ii) added to the interest capitalized in the period.

(**) Refer substantially to assets classified as furniture, utensils and hardware.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Buildings and Infrastructure	32	32	27	27
Machinery, equipment and facilities	17	17	18	18
Vehicles	11	10	11	11
Others	11	10	9	9

(In thousands of Reals, unless stated otherwise)

11.b)	Right of Use

Below are the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Total
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences		(4,622)	758	(163)	(4,027)
Acquisition of stakes in subsidiaries	183,929		-	-	183,929
Addition	5,906	1,826	61,968	2,605	72,305
Remeasurement	63,305	1,715	138,824	40,699	244,543
Depreciation	(63,113)	(17,914)	(175,799)	(27,014)	(283,840)
Write-offs	(680)		(10,028)		(10,708)
Balance at December 31, 2025	726,355	64,117	130,335	38,209	959,016
Cost	996,234	143,181	431,606	140,143	1,711,164
Accumulated depreciation	(269,879)	(79,064)	(301,271)	(101,934)	(752,148)
Balance at December 31, 2025	726,355	64,117	130,335	38,209	959,016
Effect of foreign exchange differences		(1,733)	(1,103)	(1,872)	(4,708)
Acquisition of stakes in subsidiaries			20,636	1,253	21,889
Remeasurement	(25,952)	8	29,763	186	4,005
Depreciation	(17,266)	(4,381)	(58,522)	(1,713)	(81,882)
Write-offs	(570)			(475)	(1,045)
Transfers to other asset categories	2,391	(1,825)		(566)
Balance at March 31, 2026	684,958	56,186	121,109	35,022	897,275
Cost	971,100	135,971	473,698	133,996	1,714,765
Accumulated depreciation	(286,142)	(79,785)	(352,589)	(98,974)	(817,490)
Balance at March 31, 2026	684,958	56,186	121,109	35,022	897,275

				Parent Company
	Land	Machinery, equipment and facilities	Vehicles	Total
Balance at December 31, 2024	37,394	188	-	37,582
Remeasurement	7,068	669	501	8,238
Depreciation	(9,332)	(842)	(497)	(10,671)
Balance at December 31, 2025	35,130	15	4	35,149
Cost	47,980	851	2,193	51,024
Accumulated depreciation	(12,850)	(836)	(2,189)	(15,875)
Balance at December 31, 2025	35,130	15	4	35,149
Addition			1,041	1,041
Depreciation	(2,414)	(9)	(261)	(2,684)
Balance at March 31, 2026	32,716	6	784	33,506
Cost	47,980	851	3,233	52,064
Accumulated depreciation	(15,264)	(845)	(2,449)	(18,558)
Balance at March 31, 2026	32,716	6	784	33,506

(In thousands of Reals, unless stated otherwise)

12.	INTANGIBLE ASSETS

Conposition of Consolidated’s intangible assets as March 31, 2026 and December 2025, respectively:

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences			15	37	734	262		1,048
Acquisitions				2,977				2,977
Transfer between groups - fixed assets				45,190		-		45,190	17,325	17,325
Amortization			(9,669)	(36,325)	(17)	(144,393)		(190,404)	(19,439)	(19,439)
Transfers to other asset categories			(13,715)	21,300	339	(5,652)	(2,272)
Acquisition of stakes in subsidiaries		653,074	8,247	1,044	45,280	-		707,645
Others						1,578		1,578
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
Cost		5,328,376	881,322	436,871	302,347	6,383,219	11	13,332,146	235,165	235,165
Accumulated amortization		(549,047)	(856,205)	(288,648)	(3,583)	(628,538)		(2,326,021)	(169,209)	(169,209)
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
Effect of foreign exchange differences				(522)	(15,459)		(2,339)	(18,320)
Acquisitions				1,198			8,870	10,068
Transfer between groups - fixed assets			(161)	20,654	802		52,366	73,661	14,249	14,249
Write-offs	27
Amortization	26		(27,194)	(9,754)	(1,621)	(33,858)		(72,427)	(5,055)	(5,055)
Transfers to other asset categories			(3,435)	(349)		3,784
Goodwill - Estrela Comércio e Participações S.A		(352,209)	295,853		9,844			(46,512)
Others				3,435		(492)		2,943
Balance at March 31, 2026		4,427,120	290,180	162,885	292,330	5,724,115	58,908	10,955,538	75,150	75,150
Cost		4,976,167	1,117,909	463,939	297,534	6,382,727	58,908	13,297,184	252,096	252,096
Accumulated amortization		(549,047)	(827,729)	(301,054)	(5,204)	(658,612)		(2,341,646)	(176,946)	(176,946)
Balance at March 31, 2026		4,427,120	290,180	162,885	292,330	5,724,115	58,908	10,955,538	75,150	75,150

(*) Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, CEEE-G, with amortization performed over the contract's term.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Software	8	8	8	8
Customer relationships	13	13

(In thousands of Reals, unless stated otherwise)

13.	BORROWINGS AND FINANCING

The balances of loans, financing and bonds that are recorded at amortized cost are as follows:

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025

Foreign Debt
Floating Rates:
Prepayment	1,847,566	3,236,980	5,906,416	5,601,328	359,940	1,639,533	1,524,065	1,331,581
Fixed Rates:
Bonds, Facility and ACC	3,895,455	4,034,971	19,064,173	20,152,704	2,224,897	2,437,801	1,291,802	1,332,774
Intercompany					231,928	193,334	8,714,528	9,454,192
Fixed interest in EUR
Facility	667,224	637,083	293,290	234,411
Intercompany					5,642	320	328,457	353,480
	6,410,245	7,909,034	25,263,879	25,988,443	2,822,407	4,270,988	11,858,852	12,472,027

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	2,756,024	2,613,940	16,648,082	17,081,203	2,159,143	1,944,326	8,592,066	8,920,480
	2,756,024	2,613,940	16,648,082	17,081,203	2,159,143	1,944,326	8,592,066	8,920,480
Total Borrowings and Financing	9,166,269	10,522,974	41,911,961	43,069,646	4,981,550	6,215,314	20,450,918	21,392,507
Transaction Costs and Issue Premiums	(90,714)	(94,415)	(552,387)	(573,658)	(23,766)	(24,550)	(101,085)	(106,851)
Total Borrowings and Financing + Transaction cost	9,075,555	10,428,559	41,359,574	42,495,988	4,957,784	6,190,764	20,349,833	21,285,656

13.a)	Changes in Borrowings and Financing

The following table shows the reconciliation of the book value at the beginning and end of the period:

			Consolidated		Parent Company
	Ref.	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Opening balance		52,924,548	56,914,621	27,476,421	30,245,640
New debts		1,859,743	11,121,708	414,296	2,558,006
Repayment		(2,793,057)	(11,717,772)	(1,949,650)	(3,434,578)
Payments of charges		(878,933)	(4,267,926)	(352,651)	(1,910,666)
Accrued charges	28	1,060,051	4,314,121	469,160	1,987,311
Acquisition of stakes in subsidiaries			641,574
Iron ore prepayment (1)			66,717
Amortization of iron ore prepayments (1)			(66,717)
Other (2)		(1,737,223)	(4,081,779)	(749,959)	(1,969,293)
Closing balance		50,435,129	52,924,547	25,307,617	27,476,420

(1) They refer to iron ore prepayment bonds that were initially recognized as contract liabilities, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as financial liability. These amounts were fully settled for the period.

(2) Amounts include unrealized changes in exchange rate and inflation, as well as costs of capital raising.

(In thousands of Reals, unless stated otherwise)

The Company raised and amortized debts during 2026, as shown below:

				Consolidated
				03/31/2026
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	699,635	2027	(1,271,183)	(238,965)
Bonds, Foreign Exchange Contract and Facility	1,140,753	2026 to 2032	(1,039,407)	(402,006)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	19,355	2026 to 2032	(482,467)	(237,962)
	1,859,743		(2,793,057)	(878,933)

				Parent Company
				03/31/2026
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment			(851,764)	(174,046)
Bonds and ACC	414,296	2026 to 2032	(715,842)	(177,737)
BNDES/FINAME/FINEP, Debentures, CRI and NCE			(149,006)	(868)
Intercompany			(233,038)
	414,296		(1,949,650)	(352,651)

13.b)	Maturities of Debts Presented in Current and Non-Current Liabilities

			Consolidated			Parent Company
			03/31/2026			03/31/2026
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	US$ 6.41% € 3.41%	R$ 16.40%		US$ 3.66% € 5.56%	R$ 16.81%
2026	5,498,223	2,102,873	7,601,096	2,404,855	1,590,699	3,995,554
2027	4,446,985	3,983,158	8,430,143	1,851,885	3,281,629	5,133,514
2028	9,315,423	2,433,064	11,748,487	3,430,469	1,779,978	5,210,447
2029	473,708	1,820,988	2,294,696	1,099,347	902,251	2,001,598
2030	4,079,546	1,723,919	5,803,465	2,822,531	860,671	3,683,202
2031	4,858,667	1,542,236	6,400,903	458,783	255,995	714,778
After 2031	3,001,572	5,797,868	8,799,440	2,613,389	2,079,986	4,693,375
	31,674,124	19,404,106	51,078,230	14,681,259	10,751,209	25,432,468

			Consolidated			Parent Company
			12/31/2025			12/31/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	US$ 6.42% € 3.53%	R$ 16.1%		US$ 3.80% € 3.53%	R$ 17.05%
2026	7,909,035	2,613,938	10,522,973	4,270,989	1,944,325	6,215,314
2027	3,890,494	3,915,457	7,805,951	1,512,104	3,252,053	4,764,157
2028	8,891,443	2,509,911	11,401,354	3,553,699	1,860,022	5,413,721
2029	564,742	1,909,546	2,474,288	1,183,036	982,295	2,165,331
2030	4,319,384	1,632,412	5,951,796	2,967,600	761,299	3,728,899
2031	5,144,744	1,460,420	6,605,164	483,658	151,259	634,917
After 2031	3,177,635	5,653,459	8,831,094	2,771,929	1,913,553	4,685,482
	33,897,477	19,695,143	53,592,620	16,743,015	10,864,806	27,607,821

(In thousands of Reals, unless stated otherwise)

•   Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of the present date, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

14.	FINANCIAL INSTRUMENTS

14.a)	Identification and Valuation of Financial Instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers and borrowings and financing. Additionally, the Company may also operate with financial derivatives, such as swap of exchange or interest and commodities and exchange derivatives.

Given the nature of these instruments, fair value is essentially determined through the use of observable quotations in active markets, particularly B3 S.A. – Brasil, Bolsa, Balcão. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

(In thousands of Reals, unless stated otherwise)

Classification of financial instruments

									Consolidated
					03/31/2026				12/31/2025
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4			12,822,834	12,822,834			14,421,022	14,421,022
Financial investments	5		418,628	198,083	616,711		372,397	270,318	642,715
Trade receivables	6		71,236	2,826,640	2,897,876		66,464	2,330,569	2,397,033
Dividends and interest on equity	9			217,746	217,746			76,026	76,026
Derivative financial instruments	9	4,080	3,375		7,455		494		494
Receivables - Usiminas Shares	9			204,852	204,852			192,911	192,911
Other receivables								2,377	2,377
Trading securities	9		3,079		3,079		2,598		2,598
Loans - related parties	9			2,944	2,944			4,147	4,147
Total		4,080	496,318	16,273,099	16,773,497	-	441,953	17,297,370	17,739,323

Non-current
Financial investments	5			25,867	25,867			25,257	25,257
Receivables - Usiminas Shares	9			150,578	150,578			150,578	150,578
Other trade receivables				22,785	22,785			19,759	19,759
Eletrobrás compulsory loan	9							3,787	3,787
Receivables by indemnity	9			840,536	840,536			779,827	779,827
Loans - related parties	9			1,663,922	1,663,922			2,137,882	2,137,882
Total				2,703,688	2,703,688	-		3,117,090	3,117,090

Total Assets		4,080	496,318	18,976,787	19,477,185	-	441,953	20,414,460	20,856,413

Liabilities
Current
Borrowings and financing	13			9,166,269	9,166,269			10,522,974	10,522,974
Lease liabilities	15			212,434	212,434			238,702	238,702
Trade payables	16			6,531,907	6,531,907			7,162,929	7,162,929
Trade payables - Forfaiting	16.a			2,410,807	2,410,807			2,905,018	2,905,018
Dividends and interest on capital	18			1,140,000	1,140,000			358,040	358,040
Derivative transactions	18		1,731		1,731	67,304			67,304
Concessions to be paid	18			13,336	13,336			13,350	13,350
Total			1,731	19,474,753	19,476,484	67,304		21,201,013	21,268,317

Non-current
Borrowings and financing	13			41,911,961	41,911,961			43,069,646	43,069,646
Lease liabilities	15			839,137	839,137			855,037	855,037
Trade payables	16			68,555	68,555			66,807	66,807
Derivative transactions	18		141,085		141,085		153,507		153,507
Concessions to be paid	18			77,771	77,771			78,419	78,419
Contractual liability arising from a stock option		298,662			298,662
Total		298,662	141,085	42,897,424	43,337,171	-	153,507	44,069,909	44,223,416
Total Liabilities		298,662	142,816	62,372,177	62,813,655	67,304	153,507	65,270,922	65,491,733

(In thousands of Reals, unless stated otherwise)

								Parent Company
					03/31/2026			12/31/2025
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4			1,785,070	1,785,070		3,529,453	3,529,453
Financial investments	5		418,628	8,878	427,506	372,397	8,577	380,974
Trade receivables	6			2,101,001	2,101,001		1,702,245	1,702,245
Dividends and interest on equity	9			400,443	400,443		1,167,342	1,167,342
Derivative financial instruments	9		3,375		3,375
Receivables - Usiminas Shares	9			204,852	204,852		192,910	192,910
Trading securities	9		2,876		2,876	2,408		2,408
Loans - related parties	9			2,944	2,944		4,147	4,147
Total		-	424,879	4,503,188	4,928,067	374,805	6,604,674	6,979,479

Non-current
Receivables - Usiminas Shares	9			150,578	150,578		150,578	150,578
Other trade receivables				1,115	1,115		1,115	1,115
Eletrobrás compulsory loan	9						678	678
Receivables by indemnity	9			840,536	840,536		779,827	779,827
Loans - related parties	9			3,084,540	3,084,540		3,474,387	3,474,387
Total				4,076,769	4,076,769		4,406,585	4,406,585
Total Assets			424,879	8,579,957	9,004,836	374,805	11,011,259	11,386,064

Liabilities
Current
Borrowings and financing	13			4,981,550	4,981,550		6,215,314	6,215,314
Lease liabilities	15			12,307	12,307		11,525	11,525
Trade payables	16			4,321,780	4,321,780		3,941,596	3,941,596
Trade payables - Forfaiting	16.a			1,606,945	1,606,945		1,924,285	1,924,285
Dividends and interest on capital	18			6,047	6,047		6,059	6,059
Total				10,928,629	10,928,629		12,098,779	12,098,779

Non-current
Borrowings and financing	13			20,450,918	20,450,918		21,392,507	21,392,507
Lease liabilities	15			23,377	23,377		25,570	25,570
Trade payables	16			2,984	2,984		3,328	3,328
Derivative transactions	18		84,896		84,896	117,120		117,120
Contractual liability arising from a stock option (1)		298,662			298,662
Total		298,662	84,896	20,477,279	20,860,837	117,120	21,421,405	21,538,525
Total Liabilities		298,662	84,896	31,405,908	31,789,466	117,120	33,520,184	33,637,304

(1) Call and put options related to the remaining interest of 30% of the non-controlling shareholders in the Estrela Group, according to Note 18.
Instrument classified at fair value through other comprehensive income ("VJORA"), with recognition in shareholders' equity, in other reserves.

(In thousands of Reals, unless stated otherwise)

Fair Value Measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated				03/31/2026			12/31/2025
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	418,628			418,628	372,397		372,397
Trade receivables, net	71,236			71,236	66,464		66,464
Derivative transactions		7,455		7,455		494	494
Trading securities	3,079			3,079	2,598		2,598
Total Assets	492,943	7,455		500,398	441,459	494	441,953
Liabilities
Current
Derivative financial instruments	1,731			1,731		67,304	67,304
Non-current
Derivative financial instruments		141,085		141,085		153,507	153,507
Contractual liability arising from a stock option			298,662	298,662
Total Liabilities	1,731	141,085	298,662	441,478		220,811	220,811

Level 1 – The data are prices quoted in an active market for identical items to the assets and liabilities being measured.

Level 2 – Considers observable inputs in the market, such as interest rates, foreign exchange, etc., but are not prices traded in active markets.

Level 3 - Uses significant assumptions not observable in the market, with no prices quoted in active markets or sufficient observable data for the direct pricing of these instruments.

14.b)	Financial Risk Management

The Company uses risk management strategies, with guidance on the risks incurred on the business.

The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and the hedge quality of counterparties are also periodically reviewed.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate risk, market price, and credit and liquidity risk.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

(In thousands of Reals, unless stated otherwise)

i)	Exchange Rate Risk

The exposure arises mainly from the existence of assets and liabilities denominated in dollars, since the Company's functional currency is substantially the Real and is called natural foreign exchange exposure. The net exposure is the result of the offsetting the natural exchange exposure by the instruments of hedge adopted by the Company.

The consolidated net exposure is shown below:

	03/31/2026	12/31/2025
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	877,673	895,337
Trade receivables	183,844	212,372
Financial investments	455,848	388,705
Borrowings and financing	(5,845,455)	(6,002,208)
Trade payables	(235,647)	(248,790)
Others	(27,638)	(14,528)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,591,375)	(4,769,112)
Derivative transactions (*)	4,079,637	4,396,413
Net foreign exchange exposure	(511,738)	(372,699)

(*) Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. The calculation was based on the closing exchange rate on March 31, 2026, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed by management.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2026				12/31/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.2194	4.9806	5.6493	4.9398	5.5024	5.2006	5.7964	5.0436

(In thousands of Reals, unless stated otherwise)

The effects on the result, considering scenarios 1 and 2, are shown below:

					03/31/2026
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	877,673	Dollar	(209,588)	377,312	(245,397)
Trade receivables	183,844	Dollar	(43,902)	79,035	(51,403)
Financial investments	455,848	Dollar	(108,857)	195,969	(127,455)
Borrowings and financing	(5,845,455)	Dollar	1,395,895	(2,512,961)	1,634,389
Trade payables	(235,647)	Dollar	56,273	(101,305)	65,887
Others	(27,638)	Dollar	6,600	(11,882)	7,728
Derivative financial instruments	4,079,637	Dollar	(974,217)	1,753,836	(1,140,667)
Impact on profit or loss			122,204	(219,996)	143,082

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Valuation of the Real by 4.58%. Source: Central Bank of Brazil on April 14, 2026.

					12/31/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	895,337	Dollar	(270,213)	263,229	(410,781)
Trade receivables	212,372	Dollar	(64,094)	62,437	(97,436)
Financial investments	388,705	Dollar	(117,311)	114,279	(178,338)
Borrowings and financing	(6,002,208)	Dollar	1,811,466	(1,764,649)	2,753,813
Trade payables	(248,790)	Dollar	75,085	(73,144)	114,145
Others	(14,528)	Dollar	4,385	(4,271)	6,665
Derivative financial instruments	4,396,413	Dollar	(1,326,838)	1,292,545	(2,017,074)
Impact on profit or loss			112,480	(109,574)	170,994

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Valuation of the real by 5.48%. Source: Central Bank of Brazil on February 20, 2026.

ii)	Interest Rate Risk

This risk arises from short-term and long-term investments, loans and financing and debentures linked to pre-fixed and post-fixed CDI, TJLP, and SOFR interest rates, which expose these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table.

Sensitivity Analysis of Interest Rate Changes

Below, we present the sensitivity analysis for risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. To carry out the calculation, the closing rates on March 31, 2026 were considered as references, based on a dispersion model, which considers not only the historical variations in interest rates, but also detailed projections by the management.

This approach allows for a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

(In thousands of Reals, unless stated otherwise)

			Consolidated			Consolidated
			03/31/2026			12/31/2025
Interest	Probable scenario	Scenario 1	Scenario 2	Probable scenario	Scenario 1	Scenario 2
CDI	14.65%	14.96%	12.89%	14.90%	17.69%	12.97%
TJLP	9.19%	9.27%	8.08%	9.07%	9.22%	6.18%
IPCA	3.81%	4.38%	3.33%	4.26%	4.76%	3.96%
SOFR 6M	3.70%	4.25%	3.62%	3.57%	4.70%	3.26%
SOFR	3.68%	5.73%	3.64%	3.87%	5.54%	3.64%
EURIBOR 3M	2.08%	4.33%	2.01%	2.03%	4.31%	1.95%
EURIBOR 6M	2.48%	4.16%	2.09%	2.11%	4.38%	2.02%

The effects on balances in reals related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are demonstrated below:

						Impact on balances on 03/31/2026
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.65%	4,294,851	(16,516,926)	(1,790,534)	(1,828,728)	(1,574,823)
TJLP	9.19%		(837,564)	(76,972)	(77,604)	(67,661)
IPCA	3.81%		(1,333,282)	(50,798)	(58,371)	(44,382)
SOFR 6M	3.70%		(3,332,648)	(123,309)	(141,652)	(120,779)
SOFR	3.68%		(481,668)	(17,725)	(27,599)	(17,518)
EURIBOR 3M	2.08%		(850,115)	(17,682)	(36,779)	(17,057)
EURIBOR 6M	2.48%		(110,315)	(2,736)	(4,584)	(2,308)
Impact on profit or loss				(2,079,756)	(2,175,317)	(1,844,528)

(*) The sensitivity analysis is based on the assumption of maintaining as a probable scenario the market values on March 31, 2026 recorded in the Company's assets and liabilities.

						Impact on balances on 12/31/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,509,312	(16,397,776)	(1,622,381)	(1,926,578)	(1,412,668)
TJLP	9.07%		(824,228)	(74,757)	(75,994)	(50,901)
IPCA	4.26%		(1,286,852)	(54,820)	(61,224)	(50,899)
SOFR 6M	3.57%		(5,059,304)	(180,829)	(237,992)	(165,118)
SOFR	3.87%		(472,461)	(18,284)	(26,170)	(17,192)
EURIBOR 3M	2.03%		(849,153)	(17,255)	(36,571)	(16,517)
EURIBOR 6M	2.11%		(22,592)	(476)	(989)	(456)
Impact on profit or loss				(1,968,802)	(2,365,518)	(1,713,751)

(*) Sensitivity analysis is based on the assumption of maintaining market values as of December 31, 2025 recorded in the Company's assets and liabilities as a probable scenario.

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

(In thousands of Reals, unless stated otherwise)

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow Hedge Accounting – “Platts” Index

To better reflect the accounting effects of the "Platts" hedge strategy on the result, the subsidiary CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The table below shows the result of the derivative instrument up to March 31, 2026:

				03/31/2026	03/31/2026	03/31/2025	03/31/2026	03/31/2025	03/31/2026	03/31/2025
		Appreciation (R$)		Fair value (market)	Other operating income expenses		Other comprehensive income		Financial income and expenses (note 28)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2026 to 12/31/2025 (Settled)	Platts					40,578		31,019		199
01/01/2026 to 01/31/2026 (Settled)	Platts				(20,853)				(538)
02/01/2026 to 02/28/2026 (Settled)	Platts				47,911				1,988
03/01/2026 to 03/31/2026 (1)	Platts	541,711	(541,359)	352	222				(129)
04/01/2026 to 04/30/2026	Platts	576,522	(574,310)	2,212			2,203		9
05/01/2026 to 05/31/2026	Platts	214,439	(213,406)	1,033			1,037		(3)
06/01/2026 to 06/30/2026	Platts	137,883	(137,401)	482			481		2
		1,470,555	(1,466,476)	4,079	27,280	40,578	3,721	31,019	1,329	199

(1) The maturity of the operation occurred on March 31, 2026 and its liquidation in early April 2026.

The movement of the amounts related to cash flow hedge accounting - "Platts" index recorded in shareholders' equity on March 31, 2026 is shown as follows:

	12/31/2025	Movement	Realization	03/31/2026
Cash flow hedge – “Platts”	(29,977)	60,978	(27,280)	3,721
Income tax and social contribution on cash flow hedge	10,192	(20,732)	9,275	(1,265)
Fair Value of cash flow hedge - Platts, net	(19,785)	40,246	(18,005)	2,456

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the designations, the Company prepared formal documentation indicating how the cash flow hedge accounting designation - "Platts" index aligns with CSN's risk management objectives and strategy, identifying the protection instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

(In thousands of Reals, unless stated otherwise)

b) Cash flow Hedge Accounting

Foreign Exchange Hedge

The Company and its subsidiary CSN Mineração formally designate cash flow hedge relationships to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents the summary of hedging relationships as of March 31, 2026:

									03/31/2026
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(1,248,561)	405,465	(137,014)
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,416,000)		(1,214,600)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,013,000)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,000	(360,000)		(385,043)
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(83,080)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000	(100,000)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(266,600)	4,714	(86,431)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000	(30,000)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000	(10,000)
Total recognized at the parent company						6,735,761	(3,468,161)	410,179	(2,919,168)
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(269,350)	4,341	(298,857)
12/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(13,032)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717	(88,372)	618	(11,120)
Total recognized in the consolidated						7,893,118	(3,825,883)	415,138	(3,242,177)

(In thousands of Reals, unless stated otherwise)

The net balance of the amounts designated and previously amortized in US Dollars totals US$ 4,067,235 (US$ 4,384,011 as of December 31, 2025).

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of March 31, 2026, the hedging relationships established by the Company were effective, according to the prospective and retrospective tests carried out. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

c) Net Overseas Investment Hedge

The information related to the hedge of net investment abroad has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2025. The balance recorded on March 31, 2026 and December 31, 2025 in shareholders' equity is R$6,292,800.

d) Hedge Accounting Transactions

The movement of the amounts related to cash flow hedge accounting recorded in shareholders' equity on March 31, 2026, is shown as follows:

				Consolidated
	12/31/2025	Movement	Realization	03/31/2026
Cash flow hedge	(4,900,465)	1,243,150	415,138	(3,242,177)
Income tax and social contribution on cash flow hedge	1,666,160	(422,672)	(141,147)	1,102,341
Fair Value of cash flow accounting, net taxes	(3,234,305)	820,478	273,991	(2,139,836)

				Parent Company
	12/31/2025	Movement	Realization	03/31/2026
Cash flow hedge	(4,341,748)	1,012,401	410,179	(2,919,168)
Income tax and social contribution on cash flow hedge	1,476,195	(344,217)	(139,461)	992,517
Fair Value of cash flow accounting, net taxes	(2,865,553)	668,184	270,718	(1,926,651)

iv)	Credit risks

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

(In thousands of Reals, unless stated otherwise)

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity Risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury department. Payment schedules for long-term installments of loans, financing and debentures are presented in note 13.

Amounts below represent contractual maturities for financial liabilities including interest:

						Consolidated
At March 31, 2026	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	13.b	9,166,269	6,859,829	19,851,790	15,200,342	51,078,230
Lease liabilities	15	212,434	202,232	198,579	438,326	1,051,571
Derivative transactions	18	1,731			141,085	142,816
Trade payables	16	6,531,907	68,555			6,600,462
Trade payables - Forfaiting	16.a	2,410,807				2,410,807
Dividends and interest on capital	18	1,140,000				1,140,000
Concessions to be paid	18	13,336	13,350	40,050	24,371	91,107
		19,476,484	7,143,966	20,090,419	15,804,124	62,514,993

Fair Values of Assets and Liabilities in Relation to Book Value

Assets and liabilities measured at fair value through profit or loss are recognized under financial results. However, when designated for hedge accounting operations, fair value adjustments are recorded under other comprehensive income up until the moment they are realized, when they are then recorded under other operating income (expenses), according to the nature of the operation.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2026		12/31/2025
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	18,791,348	12,780,546	19,728,321	16,958,019

(*) Source: Bloomberg.

(In thousands of Reals, unless stated otherwise)

14.c)	Protective instruments: Derivatives

Position of the derivative financial instrument’s portfolio

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an Export Credit Note (ECN) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of R$ 680,000.

In January 2025, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an NCE acquired during the same period, whose maturity is scheduled for January 2028, and which has a principal amount of US$ 50,000.

Real x Dollar Foreign Exchange Swap

The Subsidiary CSN Cimentos Brasil, after receiving foreign currency loan in the amount of US$ 115,000, contracted derivative instruments in order to hedge again foreign exchange exposure to the dollar. This transaction was settled in June 2025.

In July 2024, CSN Cimentos Brasil again, after obtaining a foreign currency loan in the amount of US$ 50,000, contracted derivative transactions to hedge its exposure against the dollar. These transactions will mature in July 2027.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of derivatives:

								Consolidated
							03/31/2026	03/31/2025
				Appreciation (R$)		Fair value (market)	Effect on financial result (note28)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap
Exchange rate swap CDI x Dollar - CSN	2028	Real	975,000	1,036,134	(1,117,655)	(81,521)	35,598	2,223
Dollar x Real swap - CSN Cimentos Brasil	2027	Dollar	50,000	273,183	(297,994)	(24,811)	(22,217)	(57,108)
Exchange rate swap Dollar x CDI - Grupo Estrela	2027	Real	179,453	184,819	(217,928)	(33,109)	(17,982)
Total Exchange rate Swap				1,494,136	(1,633,577)	(139,441)	(4,601)	(54,885)
Interest rate swap
Interest rate (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,177,825	(2,212,097)	(34,272)	(14,204)	6,968
Interest rate (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,735,520	(2,662,099)	73,421	(14,689)	9,667
Interest rate (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,397,946	(1,276,551)	121,395	(614)	4,816
Total interest rate (Debentures) CDI x IPCA				6,311,291	(6,150,747)	160,544	(29,507)	21,451

				7,805,427	(7,784,324)	21,103	(34,108)	(33,434)

(In thousands of Reals, unless stated otherwise)

Classification of Derivatives in the Balance Sheet and Income Statement

						03/31/2026	03/31/2025	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Instruments	Assets		Liabilities			Other operating income expenses		Other comprehensive income		Financial income (expenses), net (note 28)
	Current	Total	Current	Non-current	Total
Iron ore derivative	4,080	4,080				27,280	40,578	3,721	31,031	1,327	199
Exchange rate swap CDI x Dollar	3,375	3,375	(1,731)	(141,085)	(142,816)					17,617	61,037
Exchange rate swap CDI x IPCA (1)				160,544	160,544					(29,508)	21,450
Dollar x Real swap										(22,217)	(115,921)
	7,455	7,455	(1,731)	19,459	17,728	27,280	40,578	3,721	31,031	(32,781)	(33,235)

(1) CDI x IPCA SWAP derivative instruments are fully classified under the loans and financing group since they are linked to debentures in order to hedge against exposure to IPCA.

14.d)	Investments in Securities Measured at Fair Value Through Profit or Loss

The Company holds common (USIM3) and preferred (USIM5) shares of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

i)	Stock Market Price Risks

Class of shares	03/31/2026				12/31/2025				03/31/2026	03/31/2025
	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit loss (note 28)
USIM3	35,192,508	4.99%	6.66	234,382	35,192,508	4.99%	5.96	209,747	24,635	30,921
USIM5	27,336,117	4.99%	6.74	184,246	27,336,117	4.99%	5.95	162,650	21,595	19,852
				418,628				372,397	46,230	50,773

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity Analysis for Stock Price Risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme optimistic) forecasts a horizon of price appreciation, and Scenario 2 (extreme pessimistic) considers a horizon of deterioration in price volatility. The calculation was based on the closing price of the shares on March 31, 2026, using assumptions based on both the dispersion of historical variations in prices and projections prepared by Management.

(In thousands of Reals, unless stated otherwise)

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

							03/31/2026
Class of shares	Quantity	Share prince on 03/31/2026	Extreme Optimistic Scenario share price	Extreme Pessimistic Scenario share price	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	35,192,508	6.66	7.49	5.79	234,382	29,137	(30,727)
USIM5	27,336,117	6.74	7.57	5.93	184,245	22,646	(22,049)
					418,627	51,783	(52,776)

14.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	03/31/2026	12/31/2025
Shareholder's equity (equity)	15,894,283	15,736,350
Borrowings and Financing (Third-party capital)	50,435,129	52,924,547
Gross Debit/Shareholder's equity	3.17	3.36

15.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Leases	2,397,148	2,469,723	41,269	43,430
Adjusted present value - Leases	(1,345,577)	(1,375,984)	(5,585)	(6,335)
	1,051,571	1,093,739	35,684	37,095
Classified:
Current	212,434	238,702	12,307	11,525
Non-current	839,137	855,037	23,377	25,570
	1,051,571	1,093,739	35,684	37,095

Through its subsidiaries, the Company holds leases for port terminals in Itaguaí: the Solid Bulk Terminal (TECAR), used for the loading and unloading of iron ore and other minerals, and the Container Terminal (TECON), with remaining lease terms of 21 and 25 years, respectively, and a concession for railway operations using the Northeast network with a remaining term of 2 years, as well as a land lease agreement located in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 17 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

(In thousands of Reals, unless stated otherwise)

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans – IBR, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

03/31/2026
Contract term (in years)	Incremental Rate (p.a.)
1	14.62%
2	13.86%
3	15.41%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Opening balance	1,093,739	840,305	37,095	38,453
New leases	21,890	72,305	1,041
Contract review	4,006	244,543		8,238
Write-off	(1,472)	(12,050)
Payments	(92,652)	(371,467)	(3,280)	(12,997)
Interest appropriated	31,084	115,529	828	3,401
Acquisition of stakes in subsidiaries		209,178
Exchange variation	(5,024)	(4,604)
Net balance	1,051,571	1,093,739	35,684	37,095

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur based on minimum performance and contractually fixed rates.

As of March 31, 2026, the expected payments are the followings:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	240,072	765,016	1,392,060	2,397,148
Adjusted present value - Leases	(27,638)	(342,534)	(975,405)	(1,345,577)
	212,434	422,482	416,655	1,051,571

(In thousands of Reals, unless stated otherwise)

•	Recoverable PIS and COFINS

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Leases	2,311,988	2,376,597	38,969	40,979
Adjusted present value - Leases	(1,341,435)	(1,371,252)	(5,228)	(5,938)
Potencial PIS and COFINS credit	213,859	219,835	3,605	3,791
Adjusted present value – Potential PIS and COFINS credit	(124,083)	(126,841)	(484)	(549)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has lease contracts for port terminals (TECAR and TECON) and a concession contract for the operation and development of public rail freight transport services in the Northeast Network I (FTL). Although these contracts establish minimum performance requirements, it is not possible to determine their cash flow since the payments are entirely variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

Expenses related to payments not included in the measurement of the lease liability are:

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2026
Lower Assets value	2,162	3,665	1,068	2,405
Variable lease payments	70,549	80,663
	72,711	84,328	1,068	2,405

16.	TRADE PAYABLES

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Trade payables	6,708,580	7,323,417	4,401,670	4,005,857
(-) Adjusted present value	(108,118)	(93,681)	(76,906)	(60,933)
	6,600,462	7,229,736	4,324,764	3,944,924

Classified:
Current	6,531,907	7,162,929	4,321,780	3,941,596
Non-current	68,555	66,807	2,984	3,328
	6,600,462	7,229,736	4,324,764	3,944,924

(In thousands of Reals, unless stated otherwise)

16.a)	Trade payables – Forfaiting

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
In Brazil	1,990,180	2,231,266	1,186,317	1,250,533
Abroad	420,627	673,752	420,628	673,752
	2,410,807	2,905,018	1,606,945	1,924,285

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms mostly from 180 days to 360 days of the Company's own obligations.

The table below provides a comparison of invoice payment terms with and without reverse factoring operations, dealing only with merchandise acquisitions, for the base date of March 31, 2026:

		Consolidated		Consolidated
		03/31/2026		12/31/2025
Trade payables	Forfaiting	No Forfaiting	Forfaiting	No Forfaiting
Due between 1 and 180 days	1,322,964	6,489,118	2,128,326	5,275,445
Due between 181 to 360 days	1,087,843	42,789	776,693	1,887,484
Over 360 days		68,555		66,807
Total	2,410,807	6,600,462	2,905,019	7,229,736

Impact of variations without effect on cash as of March 31, 2026:

		Consolidated
	03/31/2026	03/31/2025
Exchange variation	(13,707)	2,751
Interest Appropriation	19,877	13,998
Total	6,170	16,749

(In thousands of Reals, unless stated otherwise)

17.	ADVANCES FROM CUSTOMERS

Contract liabilities classified as current and non-current liabilities are comprised as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Iron ore	12,581,551	11,597,794
Others	1,736,602	1,776,909	1,212,013	1,220,004
	14,318,153	13,374,703	1,212,013	1,220,004

Classified:
Current	4,530,955	4,347,937	563,043	481,905
Non-current	9,787,198	9,026,766	648,970	738,099
	14,318,153	13,374,703	1,212,013	1,220,004

18.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

The other payables classified in current and non-current liabilities are comprised as follows:

					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Related party liabilities		63	50,241			575,361	622,306	288,817	312,889
Derivative financial instruments	14	1,731	67,304	141,085	153,507			84,896	117,120
Dividends and interest on capital (1)	14	1,140,000	358,040			6,047	6,059
Liabilities fron the business combination		305,285	377,411	495,665	470,890	135,022	129,688	431,523	457,090
Taxes in installments		30,831	30,727	85,792	88,906	17,460	17,265	48,972	50,026
Profit sharing - employees		413,428	327,663			214,818	170,735
Taxes payable				10,353	10,266			10,353	10,266
Provision for consumption and services		261,243	275,577			31,763	30,882
Trade payables	16			68,555	66,807			2,984	3,328
Lease liabilities	15	212,434	238,702	839,137	855,037	12,307	11,525	23,377	25,570
Concessions to be paid	14	13,336	13,350	77,771	78,419
Others payables (2)		147,042	143,471	807,590	525,838	52,982	56,319	509,623	217,060
		2,525,393	1,882,486	2,525,948	2,249,670	1,045,760	1,044,779	1,400,545	1,193,349

(1) Refers, for the most part, to dividends and interest on shareholders' equity resolved by the subsidiary CSN Mineração. Part of this balance was advanced by a Related Financial Institution, while the remaining amount represents balances payable to non-controlling shareholders.

(2) Under Non-Current Assets, this refers primarily to a call and put option agreement regarding the remaining 30% stake held by non-controlling interests in the Estrela Group, which grants minority shareholders the right to sell ("Put") and the Company the obligation to acquire said equity interests, the balance of which as of March 31, 2026, is R$ 298,662 in the Parent Company and in the Consolidated Financial Statements.

19.	INCOME TAX AND SOCIAL CONTRIBUTION

19.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contributions recognized in profit or loss for the period are as follows:

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Income tax and social contribution income (expense)
Current	(115,291)	(203,771)	-	-
Deferred	572,776	434,901	536,938	353,388
	457,485	231,130	536,938	353,388

(In thousands of Reals, unless stated otherwise)

The reconciliation of expenses related to income tax and social contributions and consolidated and parent company and the product of the current rate on profit before income tax (IRPJ) and social contribution (CSLL) are shown below:

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Profit/(Loss) before income tax and social contribution	(1,012,508)	(962,710)	(1,152,469)	(972,534)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	344,253	327,321	391,839	330,662
Adjustment to reflect the effective rate:
Equity in results of affiliated companies(1)	49,486	36,622	129,956	30,388
Effect of differentiated rates and tax-exempt profits in investments	75,768	(102,350)
Income taxes and social contribution on foreign profit		(1,978)		(1,978)
Indebtdness limit	(727)		(727)
Tax incentives	6,737	5,921
Recognition/(reversal) of tax credits	(26,468)	(13,523)
Other permanent deductions (add-backs)	8,436	(20,883)	15,870	(5,684)
Income tax and social contribution in net income for the period	457,485	231,130	536,938	353,388
Effective tax rate	45%	24%	47%	36%

19.b)	Deferred Income Tax and Social Contribution:

Deferred income tax and social contribution balances are as follows:

	Consolidated	Parent Company
Balance at January 01, 2025	6,803,997	4,750,333
Recognized in profit and loss	1,094,263	1,274,539
Recognized in equity	(1,387,336)	(1,138,951)
Balance at December 31, 2025	6,510,924	4,885,921
Recognized in profit and loss	572,776	536,938
Recognized in equity	(550,405)	(483,677)
Balance at March 31, 2026	6,533,295	4,939,182

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the respective countries. During the period between 2021 and 2025, these subsidiaries generated profits in the amount of R$ 8,276. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil through income tax and social security contributions, these amounts, if due, would total approximately R$ 2,814.

The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of a possible tax challenge and, as a result, there was no provision was recognized in Financial Statements.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

A sensitivity analysis of tax credit consumption was conducted considering a variation of macroeconomic assumptions, operational performance, and liquidity events. Thus, considering the results of the study, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

(In thousands of Reals, unless stated otherwise)

19.c)	Changes in Deferred Income Tax and Social Contribution

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Deferred
Income tax losses	4,693,217	4,578,638	2,968,068	2,657,671
Social contribution tax losses	1,717,206	1,585,078	1,094,886	983,143
Temporary differences	122,872	347,208	876,228	1,245,107
Tax, social security, labor, civil and environmental provisions	382,768	391,345	159,382	163,124
Estimated losses on assets	388,110	375,880	247,338	234,210
Gains/(Losses) on financial assets	271,011	296,640	229,563	261,604
Actuarial Liabilities (Pension and Health Plan)	147,940	141,088	132,494	128,915
Provision for consumption and services	10,461	22,911	6,532	15,074
Cash Flow Hedge and Unrealized Exchange Variations	426,004	886,799	259,123	628,018
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,490)	(149,490)
Business combination	(1,035,964)	(1,462,402)	(688,565)	(721,992)
Unrealized results – transactions between related parties	783,127	783,127	799,366	799,366
Acquisition of stakes in subsidiaries			(44,909)
(Losses)/Estimated reversal for deferred income tax and social contribution credits		(188,975)
Others	(114,294)	(525,619)		(39,116)
Non-established income tax and social contribution	(762,705)
Total	6,533,295	6,510,924	4,939,182	4,885,921

Total Deferred Assets	7,104,779	7,100,375	4,939,182	4,885,921
Total Deferred Liabilities	(571,484)	(589,451)
Total Deferred	6,533,295	6,510,924	4,939,182	4,885,921

19.d)	Income Tax and Social Contribution Recognized in Shareholders' Equity

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Income tax and social contribution
Actuarial gains on defined benefit pension plan	50,573	50,702	43,730	43,730
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,012,951	1,590,839	992,517	1,476,195
Gain on sale of shares	(1,158,081)	(1,158,102)	(1,158,081)	(1,158,102)
	(419,907)	158,089	(447,184)	36,473

(In thousands of Reals, unless stated otherwise)

20.	PRIVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIROMENTAL PROVISIONS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. The details of provisioned values and respective judicial deposits related to these actions are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Tax	84,748	89,522	178,647	182,569	15,624	15,891	67,351	71,763
Social security	13,643	13,533			13,643	13,533
Labor	478,428	486,045	379,748	372,571	172,689	170,253	142,764	139,265
Civil	290,868	224,984	34,406	34,361	123,026	117,997	15,524	15,488
Environmental	55,681	60,092	4,981	6,317	18,219	23,502		277
Deposit of a guarantee			23,208	25,194
	923,368	874,176	620,990	621,012	343,201	341,176	225,639	226,793

Classified:
Current	56,009	61,455			35,235	40,225
Non-current	867,359	812,721	620,990	621,012	307,966	300,951	225,639	226,793
	923,368	874,176	620,990	621,012	343,201	341,176	225,639	226,793

The movement of tax, social security, labor, civil and environmental provisions in the period ended March 31, 2026 can be demonstrated as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2025	Additions	Accrued charges	Net utilization of reversal	03/31/2026
Tax	89,522	17,080	1,638	(23,492)	84,748
Social security	13,533		110		13,643
Labor	486,045	11,451	18,415	(37,483)	478,428
Civil	224,984	56,959	12,493	(3,568)	290,868
Environmental	60,092	512	1,116	(6,039)	55,681
	874,176	86,002	33,772	(70,582)	923,368

					Parent Company
					Current + Non-current
Nature	12/31/2025	Additions	Accrued charges	Net utilization of reversal	03/31/2026
Tax	15,891	2,397	645	(3,309)	15,624
Social security	13,533		110		13,643
Labor	170,253	5,335	7,070	(9,969)	172,689
Civil	117,997	303	6,254	(1,528)	123,026
Environmental	23,502	1	518	(5,802)	18,219
	341,176	8,036	14,597	(20,608)	343,201

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

(In thousands of Reals, unless stated otherwise)

Tax Proceedings

The main legal proceedings considered by external legal consultants as having a probable loss probability, in which CSN or its subsidiaries are parties, of a tax nature are: (i) some ISS tax infraction notices; (ii) divergences between calculated and collected ICMS; and (iii) Compensation requests not approved due to lack of credit rights.

Labor lawsuits

The Group appears as a defendant in labor claims. Most of the claims in these lawsuits relate to subsidiary and/or joint liability, equal pay, hazard and danger pay allowances, overtime, health plans, compensation claims for alleged occupational diseases or work accidents, intra-day break periods, and differences in profit sharing for the years 1997 to 1999 and 2000 to 2003.

Throughout the period ended March 31, 2026, there were changes in additions and write-offs of labor proceedings resulting from definitive closure, in addition to the constant review of the Company's accounting estimates in relation to provisions and contingencies, which consider the different nature of the claims involved, as established in the Company's accounting policies.

Civil Lawsuits

Among the civil lawsuits in which he appears as a defendant, there are mainly lawsuits with a claim for compensation. Such processes, in general, are resulting from work accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

Environmental Processes

The main environmental proceedings considered by external legal consultants as having probable loss probability, in which CSN or its subsidiaries are parties, are (i) administrative violation notices for alleged environmental infractions; (ii) annulment lawsuits and tax foreclosures resulting from environmental fines; and (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant are administrative procedures aimed at verifying possible environmental irregularities and regularizing environmental licenses. In the judicial sphere, there are actions to enforce fines imposed due to such alleged irregularities and public civil actions seeking regularization combined with compensation, which consist of environmental restoration in most cases. Such processes are generally derived from discussions of supposed environmental impacts related to the Company's industrial activities.

(In thousands of Reals, unless stated otherwise)

Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance of March 31, 2025 with December 31, 2025.

The Company has other cases classified by its legal counsel as having a possibility of loss; therefore, they represent present obligations for which an outflow of resources is not probable. As of March 31, 2026, these amounted to R$ 48,466,842 (R$ 47,419,219 as of December 31, 2025), of which R$ 3,134,584 relates to labor lawsuits (R$ 2,894,042 as of December 31, 2025), R$ 4,118,755 to civil lawsuits (R$ 3,845,589 as of December 31, 2025), R$ 39,127,340 in tax proceedings (R$ 38,597,353 as of December 31, 2025), and R$ 1,886,163 in environmental proceedings (R$ 2,082,235 as of December 31, 2025).

		Consolidated
	03/31/2026	12/31/2025
Notice of Violation and Imposition of Fine (AIIM) /Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	6,670,018	6,554,452
Notice of Infraction and Imposition of a Fine (AIIM) /Tax Enforcement Proceedings - RFB - IRPJ/CSLL - Exclusion of goodwill deductions generated during reverse merger of Big Jump and Namisa	3,567,437	3,512,216
Notice of Violation and Imposition of Fine (AIIM) /Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,299,196	2,264,620
Notices of Infraction and Imposition of a Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned overseas in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	5,969,353	5,858,583
Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,335,848	2,319,108
Unapproved tax credits - RFB - Disallowance of credits under Topic 69/STF (ICMS included in the PIS/COFINS tax base)	767,874	751,209
ICMS - SEFAZ/RJ - Questions regarding sales for Incentives Zone	1,338,624	1,309,079
Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,918,303	1,875,734
CFEM - difference of understanding between CSN and ANM on the calculation basis	1,750,924	1,715,523
Notice of Violation and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	225,392	221,203
ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	44,660	43,716
Notice of Violation and Imposition of Fine (AIIM) - RFB - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of LACIM and Cimentos Mauá	431,926	434,203
ICMS - SEFAZ/RJ - Exclusion of Ore Transfer credits	727,336	705,480
ICMS - SEFAZ/RJ - Disallowance of credits on purchase of intermediate products	510,483	497,950
Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	733,139	871,652
Tax Assessment and Penalty Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	74,951	73,556
ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	467,666	458,694
Tax Assessment and Penalty Notices (AIIM) / Action for Annulment - RFB - IRRF - Capital gains of CFM sellers located abroad	165,990	163,996
Other tax proceedings (federal, state and municipal taxes)	8,454,162	8,357,638
Social security lawsuits	674,060	751,191
Action to discuss the balance of the construction contract - Tebas	679,699	650,979
Action related to charges under electricity invoice - Light	584,783	551,756
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	251,711	247,883
Lawsuit challenging the penalty imposed by CADE on the company acquired by the CSN Group for alleged participation in a cement cartel	519,000	510,404

(In thousands of Reals, unless stated otherwise)

Other civil proceedings	2,083,562	1,958,195
Labor and social security proceedings	3,134,584	3,001,846
Tax Enforcement Proceedings Fine Volta Grande IV	178,421	168,746
ACP Landfill Marcia I	306,389	306,389
Notice of IEF Commitment Agreement	337,951	337,951
Other environmental lawsuits	1,063,402	894,523
Reflecting the acquisition of a stake in the Estrela Group		50,745
	48,266,844	47,419,220

In the 1st quarter of 2021, the Company was notified of the start of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The opposing party's claim at that time totaled approximately US$1 billion, and the Company understands the allegations presented to be unfounded by the complete absence of damages, based on the assessment of its legal advisors. The Company wishes to inform that it has prepared, together with its legal advisors, a response to the arbitration request and is currently preparing its defense. It also wishes to clarify that discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that arbitration will be completed in approximately 9 months. The relevance of the proceedings for the Company is related to the value attributed to the cause and the possible financial impact.

The Company has provided judicial guarantees (Surety Bonds) in the total amount, adjusted as of March 31, 2026, of R$10,911 (R$11,020 as of December 31, 2025), in accordance with current procedural law.

Evaluations carried out by legal advisors have defined these administrative and judicial proceedings as a possible risk of loss, and a provision has not been established in accordance with Management's judgment and accounting practices adopted in Brazil.

21.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset decommissioning can be shown as follows:

		Consolidated		Parent Company
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Environmental liabilities	119,133	119,664	110,674	111,789
Asset retirement obligations	1,098,328	1,067,945
	1,217,461	1,187,609	110,674	111,789

As of March 31, 2026, a provision remains in place to cover expenses related to services for the investigation and environmental remediation of potentially contaminated, degraded, and currently exploited areas for which the Company is responsible in Brazil. Expense estimates are reviewed periodically, adjusting, whenever necessary, the amounts already accounted for. These are Management's best estimates considering environmental recovery studies and projects. These provisions are recorded in the other operating expenses account.

Some contingent environmental liabilities are monitored by the environmental area and have not been provisioned because their characteristics do not meet the recognition criteria in IAS 37/CPC 25.

(In thousands of Reals, unless stated otherwise)

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a)	Transactions with subsidiaries, jointly controlled entities, affiliates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		03/31/2026				12/31/2025
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				2,461,559	2,461,559			1,979,060	1,979,060
Trade receivables	6	73,382	17,010		90,392	73,045	24,254		97,299
Dividends receivable	9	23,016	140,368	54,362	217,746	19,477	2,187	54,362	76,026
Borrowings	9		2,944		2,944		4,147		4,147
Other receivables	9		2	1,829	1,831		2	1,829	1,831
		96,398	160,324	2,517,750	2,774,472	92,522	30,590	2,035,251	2,158,363
Non-current Assets
Borrowings	9	6,275	1,657,647		1,663,922	6,024	2,131,858		2,137,882
Actuarial liabilities	9			54,946	54,946			53,328	53,328
		6,275	1,657,647	54,946	1,718,868	6,024	2,131,858	53,328	2,191,210
		102,673	1,817,971	2,572,696	4,493,340	98,546	2,162,448	2,088,579	4,349,573
Liabilities
Current Liabilities
Trade payables		21,874	769		22,643	19,493	171,345	864	191,702
Accounts payable				194,307	194,307		24,400	92,892	117,292
Dividends receivable				805,834	805,834
Advances from customers		8	188		196
Provision for consumption							25,841		25,841
		21,882	957	1,000,141	1,022,980	19,493	221,586	93,756	334,835
		21,882	957	1,000,141	1,022,980	19,493	221,586	93,756	334,835

		Consolidated
		03/31/2026				03/31/2025
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		459,897		11,436	471,333	599,866	4,027		603,893
Cost and expenses		(40,727)	(527,462)		(568,189)	(43,337)	(498,973)	(39,256)	(581,566)
Financial income (expenses)
Interest	28	250	57,082	1,215	58,547	617	48,261	4,096	52,974
Exchange rate variations and monetary, net								(33,110)	(33,110)
Financial investments								50,772	50,772
Other income and expenses			76		76		53	1,422	1,475
		419,420	(470,304)	12,651	(38,233)	557,146	(446,632)	(16,076)	94,438

(In thousands of Reals, unless stated otherwise)

•	Parent Company

		Parent Company
		03/31/2026				12/31/2025
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				121,343	121,343			418,642	418,642
Trade receivables	6	1,314,693			1,314,693	1,186,355			1,186,355
Dividends receivable	9	372,430	28,013		400,443	1,167,342			1,167,342
Borrowings	9		2,944		2,944		4,147		4,147
Other receivables	9	199,781	2	1,829	201,612	171,348		1,829	173,177
		1,886,904	30,959	123,172	2,041,035	2,525,045	4,147	420,471	2,949,663
Non-current Assets
Borrowings	9	1,442,020	1,642,520		3,084,540	1,390,560	2,083,828		3,474,388
Actuarial asset	9			42,410	42,410			41,138	41,138
		1,442,020	1,642,520	42,410	3,126,950	1,390,560	2,083,828	41,138	3,515,526
		3,328,924	1,673,479	165,582	5,167,985	3,915,605	2,087,975	461,609	6,465,189
Liabilities
Current Liabilities
Intercompany Loans	13	237,570			237,570	193,654			193,654
Trade payables		1,591,371	51,589		1,642,960	47,150	47,798	412	95,360
Accounts payable		130,413			130,413	127,392		64,060	191,452
Provision for consumption		444,948			444,948	469,073	25,841		494,914
		2,404,302	51,589		2,455,891	837,269	73,639	64,472	975,380
Non-current Liabilities
Intercompany Loans	13	9,042,985			9,042,985	9,807,672			9,807,672
Accounts payable		288,817			288,817	312,889			312,889
		9,331,802			9,331,802	10,120,561			10,120,561
		11,736,104	51,589		11,787,693	10,957,830	73,639	64,472	11,095,941

		Parent Company
		03/31/2026				03/31/2025
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		634,888			634,888	1,151,601	29		1,151,630
Cost and expenses		(940,850)	(135,787)	(3,192)	(1,079,829)	(975,233)	(125,641)	(24,799)	(1,125,673)
Financial income (expenses)
Interest	28	(16,457)	54,381	(21,494)	16,430	(10,724)	46,874	(2,605)	33,545
Exclusive funds	28							2,574	2,574
Financial investments (1)								50,772	50,772
Exchange rate variations and monetary, net		546,088			546,088	872,030			872,030
Other operating income and expenses		20,085	25,917	1,272	47,274	47,855	53	1,158	49,066
		243,754	(55,489)	(23,414)	164,851	1,085,529	(78,685)	27,100	1,033,944

Consolidated and Controlling Information:

Receivables: These primarily relate to sales of the Parent Company’s steel products to related parties.

Dividends receivable: At the Parent Company, the balance consists primarily of dividends from CSN Cimentos Brasil S.A. in the amount of R$ 178,348 (R$ 178,348 as of December 31, 2025). In the consolidated financial statements, the balance consists primarily of dividends from MRS in the amount of R$ 140,368.

Loans (Assets):

Long-term: In the Consolidated Financial Statements, this refers primarily to loan agreements with Transnordestina Logística S.A. totaling R$1,525,381 (R$2,098,532 as of December 31, 2025), with an average interest rate of 125% to 130% of the CDI.

(In thousands of Reals, unless stated otherwise)

On March 31, 2026, Transnordestina Logística S.A. made a partial payment on the loan owed to CSN, in the amount of R$ 495,425, corresponding to R$ 464,995 net of taxes.

Dividends payable (Liabilities):

In the consolidated financial statements, a majority disposal of the balance of dividends receivable from CSN MINERAÇÃO from the related-party financial institution (Banco Fibra) in the amount of R$ 805,834, with a discount on the transaction of R$ 33,194. This transaction was settled in full on March 27, 2026.

22.b)	Key Management Personnel

Key Management personnel with authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and statutory officers. Below is information on compensation and balances as of March 31, 2026 and March 31, 2025.

	03/31/2026	03/31/2025
	P&L
Short-term benefits for employees and officers	8,382	9,044
Post-employment benefits	187	222
	8,569	9,266

22.c)	Guarantees

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,440,696	3,251,444	11,575	10,869	5,705	4,972	3,457,975	3,267,285
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	366,000	368,590			600	600	366,600	369,190
Total in R$			3,806,696	3,620,034	11,575	10,869	6,305	5,572	3,824,575	3,636,475

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,233,000	2,233,000					2,233,000	2,233,000
Total in US$			3,533,000	3,533,000					3,533,000	3,533,000
Lusosider Aços Planos	€	Indefinite					75,000	75,000	75,000	75,000
Total em €							75,000	75,000	75,000	75,000
Total in R$			18,440,140	19,279,934			450,878	481,725	18,891,018	19,761,659
			22,246,836	22,899,968	11,575	10,869	457,183	487,297	22,715,593	23,398,134

23.	EQUITY

23.a)	Paid-in capital and authorized capital

The fully subscribed and paid-in share capital as of March 31, 2026 and December 31, 2025 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares, with no par value. Each common share entitles the respective holder to a single vote in resolutions made at Annual General Meetings.

(In thousands of Reals, unless stated otherwise)

23.b)	Authorized share capital

The Company's bylaws in force on March 31, 2026 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

23.c)	Capital reserve

As of March 31, 2025 and December 31, 2025, the Company's capital reserve is R$32,720. These amounts refer to gain on the sale of the Company’s treasury shares.

23.d)	Capital transaction

The balances reported as of March 31, 2025, and December 31, 2025, consist of gains on the sale of investments in subsidiaries, as well as treasury shares acquired by subsidiaries, amounting to R$ 1,949,438 and (R$ 2,248,080), respectively.

23.e)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal period, before any other allocation, pursuant to art. 193 of Law no. 6.404/76, up to a limit of 20% of the share capital.

23.f)	Ownership structure

As of March 31, 2026 and December 31, 2025, the shareholding composition is as follows:

			03/31/2026			12/31/2025
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	60,441,287	4.56%	4.56%	62,353,852	4.70%	4.70%
Avelina Participações S.A.	42,567,309	3.21%	3.21%	52,732,025	3.98%	3.98%
NYSE (ADRs)	340,389,596	25.67%	25.67%	320,979,296	24.20%	24.20%
Other shareholders	284,576,820	21.46%	21.46%	291,909,839	22.01%	22.01%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Controlling group companies.

On July 11, 2025, CFL Participações S.A., the parent company of CFL Ana Participações S.A., in compliance with the provisions of Article 12, §6 of CVM Resolution 44/2021, notified the Company of the transfer of common shares issued by CSN from CFL Ana Participações S.A. to Avelina Participações S.A., a company also wholly controlled by CFL Participações S.A. CSN, in turn, notified the market of this transfer of a significant equity interest the following day, stating that CFL Participações S.A.’s stake now indirectly represents 9.99% of the share capital, as per the correspondence received.

(In thousands of Reals, unless stated otherwise)

23.g)	Earnings/(Loss) per share

Earnings per share are shown below:

	03/31/2026	03/31/2025
	Common Shares
Loss for the period	(555,023)	(619,146)
Weighted average number of shares	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(0.41854)	(0.46689)

23.h)	Comprehensive income

These are the accumulated actuarial adjustments to pension plans and the unrealized gains or losses on derivative financial instruments, such as the valuation adjustment for shares. The amount represents an accumulated gain of R$1,669,953 as of March 31, 2026 (R$782,078 as of December 31, 2025).

24.	SHAREHOLDER COMPENSATION

As of March 31, 2026, the Company reported a net loss for the period of (R$ 555,023).

25.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Gross revenue
In Brazil	6,869,080	7,127,443	4,715,714	5,254,035
Abroad	5,282,370	5,468,013	82,481	325,629
	12,151,450	12,595,456	4,798,195	5,579,664
Deductions
Sales returns, discounts and rebates	(103,773)	(171,754)	(92,714)	(92,575)
Taxes on sales	(1,443,905)	(1,516,073)	(862,263)	(996,765)
	(1,547,678)	(1,687,827)	(954,977)	(1,089,340)
Net revenue	10,603,772	10,907,629	3,843,218	4,490,324

(In thousands of Reals, unless stated otherwise)

26.	EXPENSES BY NATURE

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Raw materials and inputs	(2,957,931)	(3,107,442)	(2,120,712)	(2,216,916)
Outsourcing material (1)	(681,260)	(886,943)
Labor cost	(1,354,049)	(1,306,443)	(486,870)	(487,352)
Supplies	(695,831)	(847,851)	(530,241)	(683,431)
Maintenance cost (services and materials)	(290,908)	(362,237)	(64,503)	(129,374)
Outsourcing services	(649,140)	(708,049)	(252,301)	(387,710)
Freight	(1,142,916)	(1,108,919)	(172,842)	(196,218)
Depreciation, amortization and depletion	(1,141,943)	(972,008)	(321,419)	(337,183)
Others	(504,993)	(353,124)	(9,766)	(59,310)
	(9,418,971)	(9,653,016)	(3,958,654)	(4,497,494)
Classified as:
Cost of sales	(8,081,068)	(8,375,386)	(3,696,417)	(4,203,998)
Selling expenses	(1,096,940)	(1,060,232)	(173,136)	(205,282)
General and administrative expenses	(240,963)	(217,398)	(89,101)	(88,214)
	(9,418,971)	(9,653,016)	(3,958,654)	(4,497,494)

(1) Refers to the acquisition of third-party ores for blending.

Depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Production costs	(1,115,838)	(947,302)	(311,547)	(325,585)
Selling expenses	(13,707)	(13,985)	(3,003)	(4,837)
General and administrative expenses	(12,398)	(10,721)	(6,869)	(6,761)
	(1,141,943)	(972,008)	(321,419)	(337,183)
Other operational (1)	(13,213)	(27,179)	(10,433)	(17,240)
	(1,155,156)	(999,187)	(331,852)	(354,423)

(1) They refer substantially to the depreciation of investment properties and scheduled shutdown for the renovation of Blast Furnace 2.

(In thousands of Reals, unless stated otherwise)

27.	OTHER OPERATING (EXPENSES)/INCOME

		Consolidated		Parent Company
	Ref.	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Other operating income
Receivables by indemnity		1,475	1,657	1,336	480
Rentals and leases		6,263	11,077	2,123	8,703
Contractual fines			1,325		9,607
Tax recuperation			26,127		14,725
Other revenues		(1,307)	26,829	33,761	21,335
		6,431	67,015	37,220	54,850
Other operating expenses
Taxes and fees		(31,956)	(38,320)	(5,594)	(12,527)
Expenses with environmental liabilities, net		(10,037)	(10,211)	(1,197)	809
Net reversals/(expenses) on legal proceedings		(35,287)	(153,946)	(3,288)	(15,075)
Contractual fines		(54,908)		(16,672)
Depreciation of investment properties, idle equipment and amortization of intangible assets	26	(13,213)	(27,179)	(10,433)	(17,240)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	10.c, 11 and 12	(2,024)	12,886	(39,222)	14,177
(Losses)/Estimated reversals in inventories		(187,688)	7,461	(155,929)	4,217
Idleness in stocks and paralyzed equipment		(22,076)	(47,272)	(20,198)	(44,097)
Studies and project engineering expenses		(13,012)	(17,636)	(2,641)	(9,162)
Healthcare plan expenses		(23,176)	(26,578)	(21,728)	(23,963)
Realized cash flow hedge	14.b	(387,858)	(152,882)	(410,179)	(185,856)
Pension plan expense		(11,370)	(14,497)	(10,529)	(13,724)
Reversals/(Expenses) on receivables		811	(3,066)	811	62
Other expenses		(128,871)	(41,185)	(49,231)	(22,673)
		(920,665)	(512,425)	(746,030)	(325,052)
Other operating income (expenses), net		(914,234)	(445,410)	(708,810)	(270,202)

(In thousands of Reals, unless stated otherwise)

28.	FINANCIAL INCOME/(EXPENSE)

		Consolidated		Parent Company
	Ref.	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Financial income
Related parties	22.a	82,265	53,342	103,677	77,097
Income from financial investments		170,822	416,859	53,938	94,805
Updated shares – Fair value through profit or loss	14.d	46,230	50,773	46,230	50,773
Dividends receivable		98	2,373	69	2,339
Interest and fines		20,912	12,482	10,841	7,077
Other income		7,247	19,228	4,921	16,261
		327,574	555,057	219,676	248,352
Financial expenses
Borrowings and financing - foreign currency	13	(497,081)	(599,036)	(113,516)	(118,505)
Borrowings and financing - local currency	13	(562,970)	(501,744)	(355,644)	(332,374)
Capitalized interest	11	131,770	78,944	61,355	42,432
Interest of advances from customers		(252,413)	(349,919)	(45,421)	(34,925)
Related parties	22.a	(23,718)	(368)	(87,247)	(40,978)
Lease liabilities		(25,990)	(25,179)	(829)	(884)
Interest and fines		(54,158)	(24,282)	(27,004)	(16,078)
Interest on forfaiting operations		(42,338)	(44,340)	(36,283)	(44,340)
(-) Adjusted present value of trade payables		(112,098)	(123,723)	(67,825)	(82,398)
Commission, bank fees, guarantee and bank fees		(70,213)	(54,485)	(18,533)	(17,851)
PIS/COFINS over financial income		(29,580)	(21,407)	(16,598)	(9,298)
Other financial expenses		(4,246)	(34,869)	30,816	3,305
		(1,543,035)	(1,700,408)	(676,729)	(651,894)
Others financial items, net
Foreign exchange and monetary variation, net		(58,610)	(671,363)	(176,477)	(449,002)
Gains and (losses) on exchange derivatives (*)		(34,108)	(33,434)	21,396	68,005
Exchange rate fluctuations in iron ore	14.c	1,327	(199)
		(91,391)	(704,996)	(155,081)	(380,997)
		(1,634,426)	(2,405,404)	(831,810)	(1,032,891)

Financial income (expenses), net		(1,306,852)	(1,850,347)	(612,134)	(784,539)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Exchange rate swap Real x Dollar		(22,217)	(115,921)
Interest rate swap CDI x IPCA		(29,508)	21,450	(14,204)	6,968
Exchange rate swap CDI x Dollar		17,617	61,037	35,600	61,037
		(34,108)	(33,434)	21,396	68,005

29.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The segment serves the construction, steel packaging for the chemical and food industries, home appliances, automotive, and OEM (engines and compressors) markets.

The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

(In thousands of Reals, unless stated otherwise)

Operations in Brazil also involve the production and marketing of long steels, which consolidates the Company's position as a source of complete solutions for civil construction, complementing its portfolio of high value-added products in the steel chain.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of steel profiles used in civil construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, marketing and processing of metal profiles and accessories used in metallic and civil construction.

In November 2025, the Company acquired Galvacolor Jerez, S.L.U., which is located in Spain. Its activities consist of processing and sale of steel and steel products.

•	Mining

Covers the mining and marketing activities of iron ore and tin.

Iron ore high quality operations are located in the Iron Quadrangle, in Minas Gerais, which, besides producing, also market iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based in this context, the new company, currently called CSN Mineração S.A., came to hold the lease of TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN still holds 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Plant, with an installed capacity of 120 MW, located in the city of Ipuaçu/SC, making CSN Mineração self-sufficient in electricity and strengthening its industrial competitiveness through greater cost predictability and energy generation from a 100% renewable source.

(In thousands of Reals, unless stated otherwise)

•	Logistics

i. Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages Rede Ferroviária Federal S.A.’s former Southeast Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The rail transport services provided by MRS are fundamental to the supply of raw materials and the transport of final products. The entirety of the iron ore, coal and coke consumed at the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN both for the domestic market and for export.

The southeastern Brazilian railway system, which spans 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills belonging to CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from the Casa de Pedra mine in Minas Gerais, as well as coke and coal from the Port of Itaguaí in Rio de Janeiro, to Volta Redonda, Rio de Janeiro, and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

In addition, it connects to the region’s major ports, offering a significant competitive advantage through opportunities for intermodal transport solutions and customized logistics projects.

ii. Port

The Company’s activities in port logistics sector were consolidated through the operation of the Sepetiba terminal, which was built after a port modernization law (Law 8.630/1993) allowing the transfer of port activities to the private sector was passed. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals.

The Company's ongoing investment in terminal projects has consolidated the Itaguaí Port Complex as one of the most modern of its kind in Brazil.

(In thousands of Reals, unless stated otherwise)

iii. Land Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A., Grupo Estrela’s (“Grupo Estrela”) holding company. Founded in the 1970s to initially meet road transport needs, Grupo Estrela currently comprises an "Integrated Logistics System", which seeks integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

Grupo Estrela maintains a national and international presence in the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. In the customs bonded warehouses segment, the company operates a terminal located in the city of Betim, Minas Gerais, which receives imported goods from the country’s major ports and airports.

In March 2024, the Estrela Group entered the light vehicle sector (fleet management, leasing, and pre-owned vehicle sales) through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency before coming to operate in the sector as an electric power generation player through the commercialization of its surplus.

With the acquisitions, the CSN group now offers a portfolio of generation assets with a total installed capacity of 2,011 MW, which comprise the following assets:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the Itá Energética S.A SPE, with an installed capacity equivalent to its 428 MW stake;

2.	The Igarapava Hydroelectric Plant Consortium, whose hydroelectric complex is located in Minas Gerais, in which CSN holds a 17.92% stake, with an installed capacity of 38 MW, equivalent to its stake;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, which is located in the state of Mato Grosso and has an installed capacity of 30 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	The Santa Ana Small Hydroelectric Plant, located in the state of Santa Catarina, with an installed capacity of 6.3 MW, in which CSN Cimentos Brasil S.A. holds full ownership through its direct control of the SPE Santa Ana Energética S.A.;

(In thousands of Reals, unless stated otherwise)

6.	The Quebra Queixo Hydroelectric Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, in which CSN Mineração S.A. holds full ownership through its direct control of the SPE Companhia Energética Chapecó (CEC);

7.	The Cachoeira dos Macacos Small Hydroelectric Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, in which CSN Cimentos Brasil S.A. holds full ownership following its acquisition of LafargeHolcim (Brasil) S.A.;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement sector, for which operations are maintained through CSN Cimentos Brasil S.A., consolidates the production, sale and distribution of cement, aggregates and concrete. The slag used in plants located in the Southeast region is produced by the blast furnaces at the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding to new regions, starting with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which maintain operations in Brazil’s Northeast region and contribute 1.3 Mtpa of cement production capacity.

On September 6, 2022, relevant advances were made in the company’s cement-related business in terms of its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset will add a total of 11 million tons of cement production capacity, in addition to introducing new businesses areas to the Company’s current portfolio: Aggregates and Concrete. Taking all operations into account, CSN’s Cement segment is currently the second largest in Brazil in terms of effective production capacity, totaling 17 million tons per year.

Cement plants are located in the states of Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia, Goiás and São Paulo. The production process occurs basically through grinding the main raw materials which include clinker, limestone, gypsum, and slag.

The company currently serves the cement market with a broad product portfolio suitable for both the technical segment and the distribution market, according to ABNT NBR 16697. The cement is sold in both bagged and bulk form.

In addition to the operations described above, CSN Cimentos Brasil S.A. owns two power generation assets acquired on June 30, 2022: the Santa Ana small hydroelectric plant, located in the municipality of Angelina/SC, with an installed capacity of 6.50 MW, and the Sacre II small hydroelectric plant, located in the municipality of Brasnorte/MT, with an installed capacity of 30 MW.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

(In thousands of Reals, unless stated otherwise)

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

										03/31/2026
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	25	5,599,884	3,186,217	78,728	688,915	303,187	202,663	1,256,076	(711,898)	10,603,772
In Brazil		3,832,176	317,383	78,728	688,915	297,359	202,663	1,256,076	(1,250,570)	5,422,730
Abroad		1,767,708	2,868,834			5,828			538,672	5,181,042
Cost of sales and services	26	(5,245,407)	(2,101,189)	(61,973)	(412,286)	(268,537)	(154,472)	(823,395)	986,191	(8,081,068)
Gross profit		354,477	1,085,028	16,755	276,629	34,650	48,191	432,681	274,293	2,522,704
General and administrative expenses	26	(329,521)	(77,088)	(3,224)	(64,278)	(11,776)	(8,749)	(260,238)	(583,029)	(1,337,903)
Other operating income/(expenses), net	27	(289,661)	(146,729)	(3,134)	3,334	(1,896)	1,503	(29,626)	(448,025)	(914,234)
Equity in results of affiliated companies	10								23,777	23,777
Operating result before Financial Income and Taxes		(264,705)	861,211	10,397	215,685	20,978	40,945	142,817	(732,984)	294,344

Sales by geographic area
Asia		264	2,791,754						538,688	3,330,706
North America		186,733							(16)	186,717
Latin America		2,274				5,828				8,102
Europe		1,578,437	77,080							1,655,517
Others
Foreign market		1,767,708	2,868,834			5,828			538,672	5,181,042
Domestic market		3,832,176	317,383	78,728	688,915	297,359	202,663	1,256,076	(1,250,570)	5,422,730
Total		5,599,884	3,186,217	78,728	688,915	303,187	202,663	1,256,076	(711,898)	10,603,772

									03/31/2025
	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues	25	6,107,126	3,432,139	85,591	685,107	178,447	1,101,713	(682,494)	10,907,629
In Brazil		4,217,207	429,119	85,591	685,107	178,447	1,101,709	(1,181,670)	5,515,510
Abroad		1,889,919	3,003,020				4	499,176	5,392,119
Cost of sales and services	26	(5,663,529)	(2,283,635)	(61,820)	(420,316)	(112,628)	(807,393)	973,936	(8,375,386)
Gross profit		443,597	1,148,504	23,771	264,791	65,819	294,320	291,442	2,532,243
General and administrative expenses	26	(339,291)	(66,214)	(2,791)	(62,599)	(9,138)	(261,493)	(536,103)	(1,277,630)
Other operating income/(expenses), net	27	(43,766)	(45,345)	(2,941)	16,623	(96,997)	(30,220)	(242,763)	(445,410)
Equity in results of affiliated companies	10							78,434	78,434
Operating result before Financial Income and Taxes		60,540	1,036,945	18,039	218,815	(40,316)	2,607	(408,990)	887,637

Sales by geographic area
Asia			2,758,157					481,678	3,239,835
North America		445,536							445,536
Latin America		9,990					4		9,994
Europe		1,434,393	244,863					17,498	1,696,754
Others
Foreign market		1,889,919	3,003,020				4	499,176	5,392,119
Domestic market		4,217,207	429,119	85,591	685,107	178,447	1,101,709	(1,181,670)	5,515,511
Total		6,107,126	3,432,139	85,591	685,107	178,447	1,101,713	(682,494)	10,907,630

30.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information about transactions related to the statement of cash flows:

			Consolidated		Parent Company
	Ref.	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Income tax and social contribution paid		102,880	127,251
Addition to PP&E with interest capitalization	10 and 28	131,770	78,944	61,355	42,432
Remeasurement and addition – Right of use	11.b	25,896	74,156	1,041	1,944
Capitalization / acquisition of subsidiary without cash effect			37,180
		260,546	317,531	62,396	44,376

(In thousands of Reals, unless stated otherwise)

31.	OTHER COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Net income/(loss)	(555,023)	(731,580)	(615,531)	(619,146)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(6,138)	36	(6,138)	37
	(6,138)	36	(6,138)	37

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(212,235)	(108,927)	(212,235)	(108,927)
(Loss)/gain cash flow hedge accounting, net of taxes	1,209,621	1,195,664	1,209,621	1,195,664
Cash flow hedge reclassified to income upon realization, net of taxes	(270,718)	122,665	(270,718)	122,665
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	177,808	321,918	122,115	222,158
	904,476	1,531,320	848,783	1,431,560

	898,338	1,531,356	842,645	1,431,597

Comprehensive income for the year	343,315	799,776	227,114	812,451

Attributable to:
Earnings attributable to the controlling interests	227,114	812,451	227,114	812,451
Earnings attributable to the non-controlling interests	116,201	(12,675)
	343,315	799,776	227,114	812,451

32.	SUBSEQUENT EVENTS

ADVANCE FOR FUTURE CAPITAL INCREASE

On April 22, 2026, CSN contributed R$ 495,425 to Transnordestina Logística S.A. through an Advance Payment for a Future Capital Increase (AFAC).

SETTLEMENT OF FINANCIAL OBLIGATION

On April 17, 2026, the Company fully redeemed the 2026 Senior Unsecured Notes, which matured on that date, in the amount of US$189.9 million.

CASH INFLOWS TO THE COMPANY

On April 16, 2026, the Company began receiving the funds from the bridge loan it had secured, as disclosed in the Material Fact announcement dated March 20, 2026. The transaction, with a principal amount of US$1.2 billion, an option to increase the amount to up to US$1.4 billion, and a 5-year maturity, is intended to restructure short- and medium-term debt, refinance existing financial obligations, and pay expenses directly related to the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 26, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.